[LOGO OF KENETECH]                             KENETECH CORPORATION
                                               500 Sansome Street
                                               San Francisco, CA 94111
                                               TEL: 415-398-3825
                                               FAX: 415-391-7710

                                               Energy That Makes A Difference

                                                               November 6, 2000

Dear Stockholder:

   We are pleased to inform you that on October 25, 2000, KENETECH Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") with KC Holding Corporation ("Parent"), a Delaware corporation and a wholly-owned subsidiary of ValueAct Capital Partners, L.P., and KC Merger Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Merger Agreement provides for the acquisition of KENETECH by Parent.

   Under the terms of the Merger Agreement, Purchaser is commencing a tender offer to purchase all outstanding shares of KENETECH common stock at a price of $1.04 per share, net to tendering stockholders in cash. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York time, on December 7, 2000. Mark D. Lerdal, the Chairman of the Board, Chief Executive Officer and President of KENETECH, has agreed with Parent not to tender his shares of KENETECH common stock in the tender offer and to contribute his shares to Parent in exchange for shares of capital stock of Parent. Following the successful completion of the tender offer, Purchaser will be merged into KENETECH and all shares of KENETECH common stock not purchased in the tender offer will be converted into the right to receive in cash the same price per share as paid in the tender offer.

   Upon the recommendation of a special committee of independent, disinterested directors not affiliated with Purchaser or Mr. Lerdal, the KENETECH board of directors (with the exception of Mr. Lerdal, who did not vote with respect to the proposed acquisition) has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of holders of KENETECH common stock. Accordingly, the board of directors recommends that you accept the tender offer and tender your KENETECH common stock to Purchaser pursuant to the tender offer.

   In arriving at their recommendations, the special committee and the board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the effect that, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the special committee, the consideration to be received in the tender offer and the merger is fair to holders of KENETECH common stock (other than Mr. Lerdal) from a financial point of view, as of the date of such opinion.

   Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ Dianne P. Urhausen
                                          Dianne P. Urhausen
                                          Vice President and Corporate
                                           Secretary

===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                                (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             KENETECH CORPORATION
                           (Name of Subject Company)

                             KENETECH CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $.000l per share
                        (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                              Dianne P. Urhausen
                    Vice President and Corporate Secretary
                         500 Sansome Street, Suite 410
                        San Francisco, California 94111
                                (415) 398-3825
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 With a Copy to:

      Michael G. O'Bryan, Esq.                      Mark A. Morton, Esq.
       Morrison & Foerster LLP                 Potter Anderson & Corroon LLP
          425 Market Street                     Hercules Plaza, P.O. Box 951
   San Francisco, California 94105               Wilmington, Delaware 19899
           (415) 268-7000                              (302) 984-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

===============================================================================

                                 INTRODUCTION

   This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by KC Merger Corp. ("Purchaser"), a Delaware corporation which is wholly owned by KC Holding Corporation ("Parent"), a Delaware corporation which in turn is wholly owned by ValueAct Capital Partners, L.P. ("VAC"), a Delaware limited partnership, to purchase all of the outstanding shares of common stock of KENETECH Corporation, a Delaware corporation ("KENETECH" or the "Company").

Item 1. Subject Company Information.

   (a) Name and Address. The name of the subject company is KENETECH Corporation. The principal executive offices of the subject company are located at 500 Sansome Street, Suite 410, San Francisco, California 94111, and its telephone number is (415) 398-3825.

   (b) Securities. This Schedule 14D-9 relates to the Company's common stock, par value $.0001 per share (the "Common Stock" or "Shares"). Unless the context otherwise requires, references to Common Stock or Shares include the associated preferred stock purchase rights issued pursuant to a rights agreement dated as of May 4, 1999, between KENETECH and ChaseMellon Shareholder Services, L.L.C., as amended as of October 25, 2000 (the "Rights Agreement"). As of the close of business on October 20, 2000, there were 31,970,164 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The name, business address and business telephone number of the Company filing this statement are set forth in Item 1(a) above, which information is incorporated herein by reference.

   (b) Tender Offer. This Schedule 14D-9 relates to the tender offer made by Purchaser disclosed in a Tender Offer Statement on Schedule TO dated November 6, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all outstanding shares of Common Stock at a price (the "Offer Price") of $1.04 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and incorporated herein by reference.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 25, 2000, among the Company, Purchaser and Parent (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the purchase of Shares by Purchaser in the Offer, Purchaser will be merged with and into the Company (the "Merger"), and each share of Common Stock then outstanding will be converted into the right to receive $1.04 in cash, without interest. The Company will continue after the Merger as a wholly-owned subsidiary of Parent. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto, is summarized in the section of Item 3, below, entitled "The Merger Agreement," and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of Purchaser are located at the offices of VAC, One Maritime Plaza, Suite 1400, San Francisco, California 94111. The principal executive offices of Parent are located at the same address.

   Pursuant to Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the safe harbor for forward-looking statements under the Private Litigation Securities Reform Act of 1995 is not applicable to a forward-looking statement made in connection with a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The Merger Agreement.

   The following is a summary of the material provisions of the Merger Agreement, which summary is qualified in its entirety by reference to the complete text of the Merger Agreement.

   The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Merger Agreement (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the expiration of the Offer.

   Directors. Pursuant to the Merger Agreement, promptly following Purchaser's purchase of Shares pursuant to the Offer, Purchaser will be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of KENETECH's Board of Directors (the "Board"), subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of KENETECH's directors designated by Purchaser equal to the percentage of the aggregate voting power of the Shares held by Parent or any of its subsidiaries; provided, however, that if Purchaser's designees are elected to the Board, until the consummation of the Merger such Board will have at least three directors (excluding Mr. Lerdal) who were directors of KENETECH on the date of the execution of the Merger Agreement. Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and prior to the consummation of the Merger, Parent and Purchaser will not cause KENETECH to take any action with respect to any amendment, or waiver of any term or condition, of the Merger Agreement, KENETECH's restated certificate of incorporation, as amended (the "Restated Certificate"), or KENETECH's restated bylaws, as amended (the "Restated Bylaws"), or certain other actions, without the concurrence of a majority of the directors who were directors of KENETECH on the date of the execution of the Merger Agreement (excluding Mr. Lerdal) or their replacements pursuant to the Merger Agreement.

   The Merger. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into KENETECH and KENETECH will be the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), (i) each issued and outstanding share of common stock, par value $.01 per share, of Purchaser will be converted into one share of common stock of the Surviving Corporation, (ii) all Shares that are held in treasury of KENETECH or by any wholly-owned subsidiary of KENETECH and any Shares owned by Parent or by any wholly-owned subsidiary of Parent will be canceled, (iii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares described in (ii) above and Shares held by dissenting stockholders) will be converted into the right to receive the Offer Price, and
(iv) Shares held by holders who properly exercise appraisal rights under applicable state law will not be converted, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares in accordance with applicable state law unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal under applicable state law.

   The Board, at a meeting duly called and held on October 25, 2000, at which all of the directors were present, and acting on the unanimous recommendation of a special committee of independent, disinterested members of the Board not affiliated with Purchaser or Mr. Lerdal (other than by being members of the Board) (the "Special Committee") duly and unanimously (with Mr. Lerdal abstaining): (i) approved and declared the advisability of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (ii) recommended that you accept the Offer, tender your Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger; and
(iii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to you and in your best interests.

   Parent and Purchaser will use their reasonable best efforts to cause Mr. Lerdal to transfer to Parent all Shares owned by him in accordance with a subscription and contribution agreement among Parent, VAC and Mr. Lerdal, dated October 24, 2000 (the "Subscription Agreement"). If, following such transfer by Mr. Lerdal and the purchase of Shares pursuant to the Offer, Parent, Purchaser, VAC, and any other entity controlled by VAC collectively own at least ninety percent of the outstanding Shares, Parent and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as is reasonably practicable after the expiration of the Offer without a meeting of stockholders of KENETECH, in accordance with applicable law.

   Charter, Bylaws, Directors and Officers. At the Effective Time, the Restated Certificate, as in effect immediately prior to the Effective Time, will be amended in accordance with the terms of the Merger Agreement. At the Effective Time, the Restated Bylaws, as in effect immediately prior to the Effective Time, will be amended in accordance with the terms of the Merger Agreement.

   The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of KENETECH at the Effective Time will be the officers of the Surviving Corporation.

   Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, KENETECH or the holder of any of the following securities:

   (a) Each issued and outstanding share of common stock, par value $.01 per share, of Purchaser will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

   (b) All Shares that are held in the treasury of KENETECH or by any wholly-owned subsidiary of KENETECH and any Shares owned by Parent or by any wholly-owned subsidiary of Parent will be canceled and no consideration will be delivered in exchange therefor.

   (c) Each share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with (b) above and other than Shares which are issued and outstanding immediately prior to the Effective Time and which are held by holders who properly exercise appraisal rights with respect thereto) will be converted into the right to receive from the Surviving Corporation the Offer Price.

   (d) Each KENETECH stock option that is outstanding immediately prior to the Effective Time will be canceled. The holder of such stock option will receive the right to receive from KENETECH an amount equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share for the Shares subject to such option, minus (B) all applicable federal, state, and local taxes required to be withheld in respect of such payment.

   (e) Each KENETECH warrant that is outstanding immediately prior to the Effective Time will be canceled. The holder of such warrant will receive the right to receive an amount equal to (A) the product of (1) the number of Shares subject to such warrant and (2) the excess, if any, of the Offer Price over the exercise price per share for the Shares subject to the warrant, minus
(B) all applicable federal, state, and local taxes required to be withheld in respect of such payment.

   Representations And Warranties. In the Merger Agreement, KENETECH has made customary representations and warranties to Parent and Purchaser with respect to, among other matters, the absence of any event, occurrence, fact, circumstances, change or effect that is or would reasonably be expected (as far as can be foreseen at the time) to be materially adverse to its ability to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby, or to its business, operations, properties or results of operations or condition (financial or otherwise), assets or liabilities (actual or contingent) or those of its subsidiaries, taken as a whole (a "Material Adverse Change" or "Material Adverse Effect"), its organization and qualification, capitalization, authority, consents and approvals, public filings, financial statements, brokers, employee benefit matters, litigation, tax matters, compliance with law, environmental matters, intellectual property, real property, material contracts, and related party transactions. Each of Parent and Purchaser has made customary representations and warranties to KENETECH with respect to, among other matters, its organization, qualifications, authority, consents and approvals, operations of Parent and Purchaser, brokers, financial wherewithal and ownership of Shares.

   Conduct of Business Pending The Merger. With certain specific exceptions, the Merger Agreement obligates KENETECH and its subsidiaries, from the date of the Merger Agreement through the Effective Time, to conduct their operations only in the ordinary course of business as currently conducted, to use commercially reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and employees and to preserve the present relationships with those persons and entities having significant business relationships with KENETECH and its subsidiaries, and to maintain in full force and effect all authorizations necessary for such business, except to the extent such would not have a Material Adverse Effect on KENETECH or its subsidiaries. The Merger Agreement also contains specific restrictive covenants as to certain activities of KENETECH, which provide that KENETECH will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Parent, including, among other things and subject to certain exceptions, issuing or selling its securities, redeeming or repurchasing securities, changing its capital structure, making material acquisitions or dispositions, entering into or amending material contracts, incurring indebtedness, settling litigation or claims, increasing compensation or adopting new benefit plans, and permitting certain other material events or transactions.

   No Solicitation. In the Merger Agreement, KENETECH has agreed that it will not, and will not authorize any of its subsidiaries or any officer, director or employee of or any financial advisor, attorney or other advisor or representative of KENETECH or any of its subsidiaries to directly or indirectly:

   (a) solicit, initiate or encourage the submission of any Takeover Proposal,

   (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to KENETECH or any of its subsidiaries in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, or

   (c) authorize, engage in, or enter into any agreement or understanding with respect to any Takeover Proposal;

provided, that nothing contained in the Merger Agreement will prohibit KENETECH or its directors or any special committee of the Board from complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or making such disclosure as is required under applicable law.

   In addition, the Merger Agreement provides that, prior to the purchase of Shares pursuant to the Offer, KENETECH may engage in the activities described in (b) and (c) above with respect to any person who has submitted on an unsolicited basis to KENETECH (A) a Takeover Proposal believed by KENETECH to be bona fide or (B) an expression of interest believed by KENETECH to be bona fide indicating such person's desire to pursue the possibility of making a Takeover Proposal on terms believed by KENETECH to be financially superior to the Offer and the Merger (a "Superior Proposal") and, in either case, the Board or any committee thereof, determines that such action is appropriate for the Board to comply with its fiduciary duties under applicable law, the Board or any committee thereof, concludes in good faith that such Takeover Proposal could lead to a Superior Proposal, and, prior to disclosing any of the information referred to in (b) above, KENETECH obtains from such person an executed confidentiality agreement.

   KENETECH will use reasonable best efforts to advise Parent, in writing, no later than one business day thereafter, of its receipt of any Takeover Proposal. In addition, under the Merger Agreement, KENETECH has agreed to refrain from entering into any agreement authorizing any Takeover Proposal until two business days following delivery by KENETECH of such notice, and to keep Parent reasonably informed of the status of any such Takeover Proposal.

   As used herein and in the Merger Agreement, "Takeover Proposal" means any proposal for (i) a merger, share exchange or other business combination involving KENETECH or any of its subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of KENETECH representing 15% or more of the Shares outstanding, (iii) an offer to acquire in any manner, directly or indirectly, any assets of KENETECH or any of its subsidiaries in excess of $100,000, or
(iv) any similar transaction or business combination involving KENETECH or its business or capital stock or assets, other than the transactions contemplated by the Merger Agreement.

   Indemnification; Directors' and Officers' Insurance. In the Merger Agreement, Parent agreed that, from and after the Effective Time, it will cause the Surviving Corporation to indemnify, defend and hold harmless (and make advances for expenses as incurred to) all past and present officers and directors of KENETECH and its subsidiaries to the same extent and in the same manner such persons are entitled to indemnification and advancement of expenses as of the date of the Merger Agreement (to the extent consistent with applicable law) by KENETECH pursuant to the DGCL, certain indemnification agreements to which KENETECH is a party, the Restated Certificate or the Restated Bylaws for acts or omissions occurring at or prior to the Effective Time.

   The Merger Agreement also provides that Parent will cause the Surviving Corporation to perform, as of the Effective Time, all of the obligations set forth in Article 9 of the Restated Certificate, Article V of the Restated Bylaws and the indemnification agreements identified in the Merger Agreement. In addition, for a period of not less than three years from the Effective Time, Parent will cause the Surviving Corporation to provide, to or for those persons covered as of the date of the Merger Agreement or as of the Effective Time by KENETECH's directors' and officers' insurance and indemnification policy, insurance that is substantially similar to KENETECH's existing policy, provided that the Surviving Corporation will not be required to pay an annual premium in excess of 175% of the last annual premium paid prior to the date of the Merger Agreement.

   Conditions to The Consummation of The Merger The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions: (i) Purchaser must have previously accepted for payment and paid for Shares pursuant to the Offer;
(ii) the Merger Agreement must have been adopted by the affirmative vote of the stockholders of KENETECH entitled to vote thereon (subject to the provision of the Merger Agreement relating to the consummation of the Merger without the vote of KENETECH stockholders, pursuant to applicable law); and
(iii) no court or other governmental entity having jurisdiction over KENETECH or Parent, or any of their subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by KENETECH's or Purchaser's stockholders:

   (a) By the mutual written consent of Parent and KENETECH;

   (b) By either of Parent or KENETECH, if:

     (i) as a result of the failure of the conditions to the Offer, the Offer has been terminated or has expired without Purchaser having accepted for payment any Shares pursuant to the Offer, or Purchaser has not accepted for payment any Shares pursuant to the Offer prior to December 27, 2000; provided that, the right of either party to terminate as described in this sentence will not be available if such party's failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party;

     (ii) any governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the Merger; or

     (iii) if prior to the purchase of Shares pursuant to the Offer any of the derivative claims currently pending against KENETECH and certain of its present and former directors are resolved in favor of the plaintiffs in the derivative action;

   (c) By KENETECH:

     (i) if its Board or any committee thereof determines that a Takeover Proposal constitutes a Superior Proposal and the Board or any such committee determines, in its good faith judgment, after consultation with independent counsel, that failing to terminate the Merger Agreement would be inconsistent with such Board's fiduciary duties under applicable law, provided that KENETECH has, pursuant to the Merger Agreement, properly informed Parent of the existence and status of any of such Takeover Proposal;

     (ii) if, at any time prior to the purchase of Shares pursuant to the Offer, (x) any of the representations or warranties of Parent or Purchaser set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect, or (y) Parent or Purchaser have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or Purchaser to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness, or failure cannot be or has not been cured within twenty business days after the giving of written notice to Parent of Purchaser; or

     (iii) if the Offer has not been commenced by Parent or Purchaser on or prior to 15 business days following the date of the initial public announcement of the Offer; provided that KENETECH may not terminate the Merger Agreement pursuant to this provision if it is in material breach of the Merger Agreement; or

   (d) By Parent or Purchaser:

     (i) if prior to the purchase of the Shares pursuant to the Offer, KENETECH breaches any representation, warranty, covenant or other agreement contained in the Merger Agreement which would cause the representations and warranties made by KENETECH in the Merger Agreement to be untrue, unless such inaccuracies do not result in a Material Adverse Effect on KENETECH, or would cause KENETECH to fail to perform any obligation or to comply with any agreement or covenant to be performed or complied by it under the Merger Agreement, which breach continues for more than twenty business days after KENETECH's receipt of notice of such failure; or

     (ii) if the Board of KENETECH or any committee thereof has withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal, or resolved to take any of such actions.

   Effect of Termination. Except as described below, in the event that the Merger Agreement is terminated by any of KENETECH or Parent or Purchaser as provided above, the Merger Agreement will forthwith become void and there will be no liability on the part of Parent, Purchaser or KENETECH, or their respective officers or directors. However, the provisions of the Merger Agreement regarding confidentiality and termination fees will survive termination, and termination will not relieve any party from liability for breaches of its representations, warranties or covenants contained in the Merger Agreement, or for fraud.

   KENETECH will pay to Parent the following amounts, as applicable: (i) if Parent or Purchaser terminates the Merger Agreement under (d)(ii) above, KENETECH will pay $750,000 (the "Termination Fee"); (ii) if KENETECH terminates the Merger Agreement under (c)(i) above, KENETECH will pay the Termination Fee; or (iii) if Parent or Purchaser terminates the Merger Agreement under (d)(i) above as a result of the breach by KENETECH of any covenant or agreement contained in the Merger Agreement resulting in a failure of KENETECH to perform any obligation or to comply with any agreement or covenant of KENETECH to be performed or complied with by it under the Merger Agreement and at the time of any such termination a Takeover Proposal shall have been made, and if concurrently therewith, or within twelve months thereafter, KENETECH enters into a definitive merger agreement, acquisition agreement or similar agreement with respect to a Takeover Proposal, or a Takeover Proposal is consummated, involving any party with which KENETECH was in contact prior to such termination, KENETECH will pay the Termination Fee.

   KENETECH also will pay the following amounts if applicable: (A) if Parent or Purchaser terminates the Merger Agreement because the Offer has terminated or expired (without Purchaser accepting for payment any Shares) as a result of KENETECH incurring certain Material Adverse Changes or KENETECH's failure to perform its material obligations under the Merger Agreement, or (B) if KENETECH terminates the Merger Agreement prior to January 31, 2001, then KENETECH will pay to Purchaser all reasonably incurred out-of-pocket expenses incurred by or on behalf of Purchaser or its stockholders (including expenses incurred by or on behalf of Mr. Lerdal) in connection with the transactions contemplated by the Merger Agreement, not to exceed $250,000.

   Amendment. Subject to certain restrictions, the Merger Agreement may be amended by the parties at any time before or after the approval of the matters presented in connection with the Merger by the stockholders of KENETECH, but after any such approval, no amendment may be made which by law requires further approval by such stockholders without such further approval. Amendments must be in writing signed by each of the parties.

   Appraisal Rights. No appraisal rights are available in connection with the Offer; however, stockholders not tendering in the Offer and who otherwise comply with the requirements of applicable law, will have the right under such law to demand appraisal of, and to receive payment in cash of the fair value of, their Shares in connection with the Merger.

Confidentiality Agreement.

   On June 29, 2000, the Company and VAC entered into a confidentiality agreement (the "Confidentiality Agreement"). The Confidentiality Agreement provides that VAC will not, and will cause its directors, officers, employees, representatives and other agents to not, disclose to any third party any information relating to the Company or to any potential transaction involving the Company furnished at any time by the Company or its representatives to VAC or its representatives or any analyses, compilations, forecasts, studies or other documents prepared by VAC or its representatives in connection with such a transaction that contain or reflect any such information, subject to customary exceptions described in the Confidentiality Agreement. VAC further agreed to use such information and materials solely for the purpose of evaluating a possible transaction with KENETECH.

   Additionally, VAC, among other things, agreed that, without the consent of the Company, for a period of three years from June 29, 2000, it would not acquire, enter into any option to acquire, offer or agree to acquire or become the beneficial owner of any securities of the Company and would not participate in any proxy solicitation or become a member of any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Company.

   The above summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit
(e)(2) hereto and is incorporated by this reference.

VAC Guaranty.

   In connection with the Merger Agreement, on October 25, 2000, the Company obtained a written guaranty from VAC (the "VAC Guaranty"). Pursuant to the VAC Guaranty, VAC guaranteed Purchaser's and Parent's performance of their respective covenants, duties and obligations under the Merger Agreement, including Purchaser's and Parent's payment obligations under the Merger Agreement.

   The VAC Guaranty terminates upon the earlier of the termination of the Merger Agreement and the payment by Parent and Purchaser of all payments pursuant to the Offer and the Merger. However, VAC's liability for payments with respect to a breach of a representation or warranty or other obligation of Parent or Purchaser under the Merger Agreement survives any termination of the VAC Guaranty.

   The above summary is qualified in its entirety by reference to the complete text of the VAC Guaranty, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated by this reference.

Agreements with Mr. Lerdal.

   Subscription Agreement.

   On October 24, 2000, Parent entered into the Subscription Agreement with VAC and Mr. Lerdal. Pursuant to the Subscription Agreement, VAC has agreed to purchase an aggregate of 865,214 shares of Parent common stock for a purchase price of $25.00 per share in cash, or an aggregate purchase price of approximately $21.6 million, on the terms set forth in the Subscription Agreement.

   Also pursuant to the Subscription Agreement, Mr. Lerdal has agreed to contribute his Shares to Parent for an aggregate of 472,803 shares of Parent common stock, on the terms set forth in the Subscription Agreement. The Subscription Agreement valued Mr. Lerdal's Shares at $1.04 per Share. Based on the 31,970,164 shares of Common Stock outstanding, Mr. Lerdal's Shares represent approximately 36% of the outstanding Common Stock.

   The closing of the purchase by VAC of Parent common stock will take place one business day after the date on which Purchaser accepts for payment the Shares tendered in the Offer, and the closing of the exchange by Mr. Lerdal of his Shares for Parent common stock will take place at such time mutually agreed upon by Parent and Mr. Lerdal, but in no event later than December 28, 2000. The obligation of Mr. Lerdal to contribute his Shares is not conditioned upon or subject to the completion of the Offer.

   Stockholders Agreement.

   The Subscription Agreement contemplates that Mr. Lerdal also will enter into a stockholders agreement with Parent and the persons listed on Schedule A thereto (the "Stockholders Agreement") in connection with the two closings contemplated by the Subscription Agreement.

   The Stockholders Agreement will contain various rights and restrictions, including tag-along rights, buy/sell rights, rights of first refusal and other restrictions on transfer, in connection with such parties' ownership of equity securities of Parent following the Merger. In addition, the Stockholders Agreement will contain provisions regarding the constitution of the Parent Board of Directors, including provisions permitting VAC to designate two directors to Parent's three member Board of Directors and permitting Mr. Lerdal to designate one director.

   Voting Agreement.

   On October 25, 2000, Mr. Lerdal entered into a voting agreement with Purchaser and Parent (the "Voting Agreement"). Pursuant to the Voting Agreement, among other things, Mr. Lerdal agreed (i) to vote all Shares beneficially owned by him in favor of the Merger Agreement and the Merger and against any Takeover Proposal (as defined above) and any other proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of KENETECH under the Merger Agreement, (ii) to waive any appraisal rights he may have in connection with the Merger, (iii) not to solicit or initiate, or encourage, directly or indirectly, any inquiries regarding the submission of any Takeover Proposal, (iv) not to participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, (v) not to enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal, (vi) not to transfer his Shares, (vii) to constitute and appoint Parent and Purchaser as his true and lawful proxies in connection with the Merger and the Merger Agreement and (viii) not to tender his Shares pursuant to the Offer. Based on 31,970,164 shares of Common Stock outstanding on October 20, 2000, Mr. Lerdal's Shares in the aggregate represent approximately 36% of the total outstanding Common Stock.

   The Voting Agreement will terminate and be of no further force and effect
(i) by the written mutual consent of the parties to the Voting Agreement, (ii) automatically upon the Effective Time, or (iii) upon the termination of the Merger Agreement in accordance with the terms of the Merger Agreement.

   Employment Agreement.

   On October 25, 2000, Mr. Lerdal entered into an employment agreement with Purchaser (the "Employment Agreement") pursuant to which Mr. Lerdal will serve as the President and Chief Executive Officer of the Surviving Corporation, effective upon the Effective Time. During his employment term, which term is to commence upon the Effective Time and terminate as of December 31, 2001 (with automatic one-year renewal, unless either party delivers written notice to the other of a desire to not renew at least ninety (90) days prior to the commencement of any such renewal period), Mr. Lerdal is to receive a base salary equal to $250,000 per annum and will also be eligible for annual cash bonuses and employee benefit programs.

   The above summaries are qualified in their entireties by reference to the complete texts of the Subscription Agreement, the Stockholders Agreement, the Voting Agreement and the Employment Agreement, copies of which are filed as Exhibits (e)(4), (e)(5), (e)(6) and (e)(7) hereto and are incorporated by this reference.

Litigation.

   Two of KENETECH's current directors, Mark D. Lerdal and Charles Christenson (who is a member of the Special Committee), are defendants in a derivative action brought by Robert L. Kohls and Louise A. Kohls in the Court of Chancery of the State of Delaware. For a more detailed description of this litigation, see "Certain Litigation Matters" in Item 8 of this Schedule 14D-9.

Director Indemnification.

   The Merger Agreement requires Parent to cause KENETECH, as the corporation surviving the Merger, following the consummation of the Merger, to indemnify, defend and hold harmless (and make advances for expenses as incurred by) all past and present officers and directors of KENETECH and its subsidiaries to the same extent and in the same manner such persons are entitled to indemnification and advancement of expenses as of the date of the Merger Agreement (to the extent consistent with applicable law). In addition, Parent will cause KENETECH to provide, for a period not less than three years following the consummation of the Merger, to or for those persons covered by KENETECH's directors and officers' insurance and indemnification policy as of the date of the Merger Agreement or the consummation of the Merger, insurance that is substantially similar to KENETECH's existing policy, provided that KENETECH will not be required to pay an annual premium for such insurance in excess of 175% of the last annual premium paid prior to the date of the Merger Agreement. For a more detailed discussion of the indemnification and insurance provisions of the Merger Agreement, see the discussion above in "The Merger Agreement" section of this Item 3.

Other.

   Mark D. Lerdal currently holds options to purchase 500,000 Shares, at an exercise price of $0.8125 per Share. Pursuant to the Merger Agreement, at the Effective Time, such stock options will be converted into the right to receive the difference between the Offer Price and the exercise price, multiplied by the number of Shares subject to the stock options, minus all applicable federal, state and local taxes.

   Michael D. Winn, a member of the Board, is the president, sole director and sole stockholder of Terrasearch, Inc. Terrasearch entered into a Consulting Agreement with the Company on January 1, 2000. Pursuant to the terms of the Consulting Agreement, Terrasearch will be paid a yearly consulting fee of $225,000, plus expenses, through December 31, 2000. The Consulting Agreement will automatically renew for a one-year period after such date unless either party gives notice of its intent not to renew. In connection with the Consulting Agreement, KENETECH also issued Terrasearch warrants to purchase up to 500,000 shares of Common Stock, at an exercise price of $1.00 per share. The warrants provide that they may not be exercised until January 1, 2002. However, pursuant to the Merger Agreement, at the Effective Time, the warrants will be converted into the right to receive the difference between the Offer Price and the exercise price, multiplied by the number of Shares subject to the warrants, minus all applicable federal, state and local taxes.

   Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of the Company attached to this
Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right under the Merger Agreement, after purchasing shares of Common Stock pursuant to the Offer, to designate persons to the Board other than at a meeting of KENETECH's stockholders. The Information Statement is incorporated herein by reference.

   Except as set forth in the response to this Item 3, or in Schedule I attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and Purchaser or its affiliates or the Company's executive officers, directors or affiliates, on the other hand.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation. At a meeting held on October 25, 2000, the Special Committee, consisting of independent directors not affiliated with Purchaser and its affiliates or Mr. Lerdal (other than by being members of the Board) and not employed by the Company or its affiliates, by unanimous vote of all Special Committee members, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders (other than Mr. Lerdal) and recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

   Based on the Special Committee's recommendation and by unanimous vote of all directors (with the exception of Mr. Lerdal, who abstained from such vote), the Board thereafter:

  . determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders;

  . approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

  . recommended that holders of Shares tender their Shares in the Offer and, if applicable, approve and adopt the Merger Agreement in all respects.

   In considering the recommendation of the Special Committee and the Board with respect to the Offer and the Merger, you should be aware that some members of the Board and management have interests in the Offer and the Merger that are in addition to the interests of the Company's stockholders generally. The Special Committee was aware of these interests and considered them, among other matters, in recommending that the Board approve the Merger Agreement, the Offer and the Merger.

   A press release announcing the execution of the Merger Agreement and a letter to the stockholders communicating the Board's recommendation are filed as Exhibits (a)(1)(G) and (a)(2), respectively, and are incorporated by this reference.

   (b) Reasons.

Background of the Offer.

   From 1995 through the end of 1998, KENETECH experienced severe liquidity constraints. In an effort to relieve such constraints, KENETECH undertook to sell its assets. By the end of March 1999, KENETECH had disposed of substantially all its operating assets and, by the end of April 1999, KENETECH had repaid substantially all its indebtedness.

   In addition, as early as March 1999, KENETECH started to evaluate the various strategic alternatives available to it. Initially, throughout early 1999, KENETECH sought to identify and evaluate various business and investment opportunities. Later, in mid to late 1999, KENETECH began to consider various other strategic alternatives, including the possibility of acquiring or merging with another company, and announced its considerations in its securities filings. Beginning in November 1999, KENETECH's Board instituted a stock repurchase program, and KENETECH also later repurchased Shares directly from stockholders, that eventually resulted in the repurchase and retirement of almost 10,000,000 shares of Common Stock.

   Throughout 1999 and 2000, contact with KENETECH was initiated by (and in some instances, KENETECH itself initiated contact with) various companies regarding possible mergers, joint ventures, investment opportunities and other strategic alternatives. KENETECH also considered strategic opportunities that would maximize the potential benefits to be derived from its existing tax-related characteristics. Although several companies expressed an initial interest in considering an acquisition of KENETECH, none of these discussions proceeded beyond preliminary stages. KENETECH also contacted or was contacted by various investment banks, capital funds and other investment groups. While KENETECH was rebuffed by most of the larger investment banks, several contacts with smaller investment banks resulted in some additional investment opportunities for KENETECH. KENETECH considered a number of these opportunities, but none involved the acquisition of KENETECH or were large enough to result in a material change in KENETECH's operations or structure.

   One of these previously considered strategic investment alternatives indirectly resulted in VAC's initial expression of interest in potentially acquiring KENETECH. Jeffrey Ubben, a founding member of VAC, previously worked for one of the capital funds that KENETECH had approached in mid-1999 regarding possible joint venture opportunities. Now representing VAC, Mr. Ubben, in mid-June 2000, expressed to Mr. Lerdal VAC's potential interest in considering an acquisition of KENETECH. Mr. Lerdal reported VAC's potential interest to KENETECH's Board during a meeting held on June 21, 2000.

   Shortly thereafter, on June 29, 2000, KENETECH and VAC entered into the Confidentiality Agreement to allow VAC to review information regarding KENETECH. Following the execution of the Confidentiality Agreement, VAC began its due diligence review of KENETECH.

   At a meeting of KENETECH's Board on July 5, 2000, Mr. Lerdal advised the Board that VAC had informed him that it might consider a transaction that could require his participation. Mr. Lerdal then left the meeting. KENETECH's outside legal counsel advised the Board of its fiduciary duties in connection with any acquisition of KENETECH by a group that could potentially include Mr. Lerdal and discussed with the Board the advisability of the creation of a special committee of independent directors. The Board then established the Special Committee with the authority to review and evaluate the terms of, and determine the advisability of, any potential transaction with VAC, and appointed Messrs. Winn and Christenson and Gerald R. Morgan, Jr., to the Special Committee. The Board resolved that, without a favorable recommendation by the Special Committee of any transaction that might be proposed by VAC, the Board would not recommend to KENETECH's stockholders or otherwise approve such a transaction. The Board also gave the Special Committee the power to retain independent legal counsel, investment bankers and other advisors to assist it in connection with its duties.

   On July 5, 2000, the Special Committee held its initial meeting. The Special Committee authorized Mr. Winn to meet with VAC and to provide additional information regarding KENETECH as necessary. The Special Committee also resolved to retain an independent financial advisor and independent counsel if consideration of a potential transaction proceeded. Throughout the next six weeks, Mr. Winn and employees at KENETECH provided information to VAC in the course of VAC's diligence investigation of KENETECH.

   On August 17, 2000, the Special Committee met and resolved to retain Potter Anderson & Corroon LLP as its independent legal counsel. The Special Committee also resolved to solicit proposals from and to retain an independent investment banking firm to act as its financial advisor. The Special Committee discussed with its counsel the scope of its duties and the status of the Special Committee. At the end of the meeting, Mr. Winn resigned from the Special Committee, and Dr. Christenson and Mr. Morgan continued as the members of the Special Committee.

   On August 23, 2000, KENETECH received a letter of intent from VAC with respect to a potential acquisition of KENETECH pursuant to a tender offer at a price of $0.95 per Share, followed by a merger in which the Shares not tendered would be converted into the right to receive the consideration paid in the tender offer. The letter contemplated that Mr. Lerdal would not tender his Shares in the offer and would contribute his Shares to a subsidiary of VAC. The letter contemplated that, at the time of execution of any definitive agreement with respect to the acquisition, KENETECH would grant to VAC an option to purchase up to 19.9% of KENETECH's outstanding Common Stock at a purchase price of $0.95 per Share, exercisable in the event KENETECH engaged in an acquisition transaction with a third party rather than the transaction proposed by VAC. The letter also contemplated that KENETECH would pay VAC a $1,000,000 termination fee in the event such an alternative transaction was entered into prior to the first anniversary of the execution of the letter. The letter provided that any obligation to consummate an acquisition would be subject to several conditions, including the negotiation of a definitive merger agreement, VAC's satisfaction with its due diligence review of KENETECH, the absence of any material adverse change in KENETECH's operations or financial condition and VAC reaching agreement with Mr. Lerdal as to his participation in the transaction. The letter also contemplated that, if executed by KENETECH, KENETECH would agree not to solicit alternative proposals from any other party for the lesser of a period of 120 days or until a definitive agreement was reached.

   The Special Committee met with its legal counsel on August 24, 2000 to conduct a preliminary review of VAC's letter. The Special Committee's legal counsel discussed the structure of the potential transaction as outlined in VAC's letter. At the meeting, the Special Committee also received presentations from several investment banks and financial consultants. After hearing the presentations, the Special Committee resolved to retain Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (referred to herein as "Houlihan Lokey") as its financial advisor to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to whether the consideration to be received by KENETECH's stockholders, except Mr. Lerdal, in connection with the Offer and the Merger is fair to such stockholders from a financial point of view. Subsequent to the meeting, the Special Committee entered into an engagement letter with Houlihan Lokey, and directed Houlihan Lokey to begin its analysis of VAC's letter.

   The Special Committee met with its legal counsel on August 30, 2000. At the meeting, the Special Committee further discussed the terms of VAC's August 23, 2000 letter. The Special Committee also discussed the retention of additional counsel to advise it in connection with California and federal securities matters. On September 1, 2000, the Special Committee met with its legal counsel and resolved to retain Morrison & Foerster LLP as its independent legal counsel with respect to California and federal securities law matters in connection with the potential acquisition. A representative of Houlihan Lokey also discussed with the Special Committee the results of its due diligence undertaken to that date. The Special Committee also discussed with legal counsel and representatives of Houlihan Lokey the possibility of enhancing the valuation of KENETECH by insuring certain of its contingent liabilities.

   The Special Committee met with its legal counsel on September 6, 2000. At the meeting, a representative of Houlihan Lokey discussed with the Special Committee its preliminary evaluation of KENETECH. The Houlihan Lokey representative also discussed with the Special Committee, in the context of preparing for issuing an opinion, the strategic alternatives that might be pursued by KENETECH. The alternatives included remaining independent, pursuing the potential acquisition by VAC, pursuing a sale to a strategic buyer, making strategic acquisitions, pursuing a financial buyer or liquidating. The assessment of strategic alternatives included a qualitative assessment of the valuation impact of the Offer and the Merger relative to the alternatives considered by Houlihan Lokey. The analysis did not quantify the valuation impact because, in the opinion of Houlihan Lokey, it was not feasible to so quantify this impact (due to the significant number of non-quantifiable variables). Following the discussions with Houlihan Lokey, the Special Committee discussed with its legal counsel potential responses to VAC's August 23, 2000 letter, including changes to the structure of the potential transaction that would give KENETECH a greater right to respond to unsolicited acquisition proposals. The Special Committee determined to respond generally to VAC's August 23, 2000 letter by proposing a purchase price of $1.17 per share; proposing a decrease in the termination fee potentially payable by KENETECH in the event VAC's proposed acquisition was not consummated; proposing to eliminate VAC's option to purchase Common Stock;

proposing that the period during which a termination fee might be payable be shortened; and proposing that the offer not be closed until at least 30 business days had passed after the announcement of the offer (in order to allow greater time for other parties to make alternative proposals). The Special Committee further determined to include as a condition to KENETECH's obligation to consummate the potential acquisition that at least a majority of the outstanding Shares, other than the Shares held by Mr. Lerdal, be tendered in the tender offer.

   After the meeting, counsel to the Special Committee contacted a representative of VAC and VAC's counsel to relay the Special Committee's proposals. Mr. Morgan also contacted a representative of VAC to discuss the potential transaction and the Special Committee's views with respect to the proposed adjusted purchase price. After some discussion, the representative of VAC told Mr. Morgan that VAC potentially would be willing to offer to pay $1.00 per Share.

   The Special Committee met with its legal counsel on September 8, 2000. At the meeting, Mr. Morgan described his conversations with VAC. The Special Committee resolved to request that VAC respond in writing to the proposals made on behalf of the Special Committee after its September 6 meeting. On September 11, 2000, VAC delivered a revised letter of intent to the Special Committee. The revised letter provided for, among other things, a purchase price of $1.00 per share and the elimination of the option to purchase KENETECH Common Stock that was included in the initial letter. The revised letter also incorporated the Special Committee's proposed reduction in the termination fee and the period during which it might be applicable and the Special Committee's proposal that the offer not be closed until at least 30 business days had passed after the announcement of the offer.

   On September 12, 2000, the Special Committee met with its legal counsel and a representative of Houlihan Lokey to discuss the revised letter. At the meeting, the Special Committee's counsel discussed KENETECH's right to receive and consider third party proposals during the pendency of any offer that might be made by VAC. The discussion included the provision of the revised letter that would allow KENETECH to publicly announce, upon the signing of any definitive agreement with respect to a transaction, that Houlihan Lokey was prepared to accept other offers relating to the acquisition of KENETECH. The Special Committee also discussed making a counter-proposal with respect to the price per share to be paid in the potential transaction and other terms.

   The Special Committee met with its legal counsel on September 13, 2000, to discuss the status of the discussions with VAC. The Special Committee then met with its legal counsel and representatives from Houlihan Lokey on September 14, 2000. At the meeting, representatives of Houlihan Lokey discussed with the Special Committee the potential range of valuations of KENETECH and some of KENETECH's larger investments. The Special Committee requested that Houlihan Lokey meet with VAC to discuss the parties' respective views relating to the valuation of KENETECH.

   Representatives of Houlihan Lokey met with representatives of VAC on September 15, 2000, to discuss the potential valuation of KENETECH. Later that day, the Special Committee met with its legal counsel to receive Houlihan Lokey's report on those discussions. After discussing valuation issues with Houlihan Lokey, the Special Committee authorized Houlihan Lokey to make a counterproposal at $1.08 per Share. Counsel to the Special Committee contacted VAC's counsel to relay the proposal and to discuss other terms of the potential transaction.

   The Special Committee, its legal counsel and representatives of Houlihan Lokey met on September 19, 2000, with representatives of VAC and its counsel to discuss the potential transaction. After further negotiations, VAC's representatives stated that they might be willing to offer to pay $1.02 per Share. The representatives of VAC then left the meeting and the Special Committee continued to discuss pricing issues with its advisors. Later that day, counsel for the Special Committee contacted counsel for VAC to discuss the terms and status of the potential transaction.

   On September 20, 2000, the Special Committee met with its legal counsel and Houlihan Lokey to discuss the status of the discussions with VAC. After counsel reviewed with the Special Committee the terms and conditions of VAC's letter, the Special Committee directed its counsel to contact VAC's counsel to request a letter indicating a willingness to pay more than $1.02 per Share. After the Special Committee's counsel communicated such to VAC's counsel, VAC responded that it might be willing to pay $1.04 per Share. The Special Committee, its legal counsel and Houlihan Lokey met thereafter to consider the revised share price. The Special Committee instructed its counsel to request $1.05 per Share. On September 25, 2000, counsel to VAC stated that VAC was not willing to consider paying more than $1.04 per Share.

   On September 26, 2000, VAC delivered to the Special Committee a revised letter of intent, providing for, among other things, a potential purchase price of $1.04 per Share. The letter also contemplated that KENETECH would pay VAC a termination fee of as much as $750,000 in the event an alternative transaction was entered into during the term of the letter and in other circumstances. The letter further contemplated that KENETECH would not solicit alternative proposals from any other parties for the lesser of a period of 30 days or until a definitive agreement was reached. The revised letter also provided that the potential price was subject to renegotiation in the event KENETECH was able to insure on reasonable terms certain contingent liabilities.

   On September 27, 2000, the Special Committee met with its legal counsel and representatives of Houlihan Lokey. At the meeting, the Special Committee's counsel described the terms of the revised letter and the history of the negotiations of the letter. The Special Committee noted that the letter required each party to use reasonable best efforts to enter into a definitive agreement with respect to the potential transaction. Following discussion, the Special Committee resolved to approve the revised letter of intent and to recommend that the Board authorize KENETECH to execute the letter.

   Later that same day, the Board met (with all members present, other than Mr. Lerdal, who was traveling) to consider the revised letter of intent. At the request of the Special Committee, the legal counsel to the Special Committee described the terms of the revised letter of intent and the history of the negotiations of the letter. Following discussion, the Board, by the unanimous vote of all members present, approved execution of the letter.

   After the Board meeting, a representative of KENETECH executed a counterpart of the revised letter of intent. Over the next several weeks, VAC continued its due diligence review of KENETECH and commenced negotiations regarding the principal terms of a definitive agreement with respect to the potential transaction. In addition, during this period, VAC and Mr. Lerdal held several discussions regarding the terms and conditions upon which Mr. Lerdal would participate in the potential transaction.

   On October 7, 2000, the Special Committee met with its legal counsel. At the meeting the Special Committee discussed the possible timing of a potential transaction. Over the next several weeks, the Special Committee met a number of times with its legal counsel and Houlihan Lokey to, among other things, review the status of the negotiations with VAC with respect to the terms and conditions of the Merger Agreement. Several drafts of the Merger Agreement were exchanged with VAC.

   During the week of October 16, 2000, VAC's counsel prepared and distributed preliminary drafts of the various agreements to be entered into between VAC, Purchaser or Parent and Mr. Lerdal in connection with the proposed transactions, including the Subscription Agreement, the Voting Agreement, the Employment Agreement and the Stockholders Agreement. Revised drafts of such agreements were prepared based on subsequent discussions between VAC and Mr. Lerdal and their respective counsel.

   On October 24, 2000, Mr. Lerdal, Purchaser and VAC entered into the Subscription Agreement, pursuant to which Mr. Lerdal agreed, subject to the terms and conditions of the Subscription Agreement, to contribute his 11,365,458 Shares to Parent in exchange for capital stock in Parent.

   Also on October 24, 2000, the Special Committee met with its legal counsel to review a revised draft of the Merger Agreement. At the meeting, the Special Committee's counsel discussed the terms of the Merger Agreement and the history and status of the negotiations, and noted the Special Committee members' earlier analysis and ultimate conclusion that certain of KENETECH's contingent liabilities for which insurance had been considered could not be insured on reasonable terms. Counsel also discussed with the Special Committee, among other things, the duties of the Special Committee in considering the Merger Agreement. The meeting was then recessed to be reconvened the next day.

   On October 25, 2000, at the continued meeting, Houlihan Lokey presented its financial analyses as they related to the proposed transaction and its oral opinion, subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Special Committee, the consideration to be received by KENETECH's stockholders (other than by Mr. Lerdal) in the Offer and the Merger was fair to such stockholders, from a financial point of view. A copy of Houlihan Lokey's opinion is attached hereto as Schedule II, and is incorporated herein by this reference. A copy of Houlihan Lokey's presentation is attached as an exhibit to the Schedule TO. After discussion, the Special Committee, by unanimous vote, determined that the proposed Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, KENETECH and its stockholders, and recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

   The Board met immediately after the adjournment of the Special Committee's meeting. At the meeting, the Special Committee made its report and delivered its recommendation. At the request of the Special Committee, its counsel described to the Board the terms of the Merger Agreement, including Mr. Lerdal's participation in the proposed transaction, and the history and status of the negotiations and discussed with the Board its fiduciary duties in considering the Merger Agreement. Houlihan Lokey presented its financial analyses as they related to the proposed transaction and its oral opinion, subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Board, the consideration to be received by KENETECH's stockholders (other than by Mr. Lerdal) in the Offer and the Merger was fair to such stockholders, from a financial point of view. After discussion, the Board determined, by unanimous vote (with the exception of Mr. Lerdal, who abstained from the vote), that the proposed Merger Agreement was fair to, and in the best interests of, KENETECH and its stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that stockholders tender their Shares in the Offer and, if applicable, approve and adopt the Merger Agreement.

   During the evening of October 25, 2000, the Merger Agreement was executed by Parent, Purchaser and KENETECH, and the Guaranty was executed by VAC and KENETECH. KENETECH also entered into an amendment to its Rights Agreement with ChaseMellon Shareholder Services, L.L.C. The amendment to the Rights Agreement is filed as Exhibit (e)(9) hereto and is incorporated by this reference. Shortly after the execution of those agreements, KENETECH issued a press release announcing the transaction. Concurrently with the execution of the Merger Agreement, Mr. Lerdal entered into the Voting Agreement with Parent and Purchaser and the Employment Agreement with Purchaser.

Fairness of the Offer and the Merger.

   In making the determinations and recommendations set forth in Item 4(a) above, the Special Committee and the Board each considered a number of factors, including the following:

  . The Company's financial performance and outlook, and the Company's assets, business, financial condition, business strategy, results of operations and prospects, including the risk that if it remained independent KENETECH would not have the means to enable it to obtain sufficient strategic resources to reach critical mass.

  . Possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity, pursuing a sale to a strategic buyer or to another financial buyer, making strategic acquisitions or liquidating) and the range of possible benefits to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives.

  . Since KENETECH began stating in November of 1999 that it was considering all strategic alternatives, no person or entity, other than Purchaser and its affiliates, had been willing to enter into a letter of intent or make a definitive offer to acquire the Company.

  . The Merger Agreement permits the Company to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited bona fide expression of interest to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, subject to the terms of the Merger Agreement.

  . The Merger Agreement permitted KENETECH to issue a press release upon signing the Merger Agreement, stating that the Special Committee had requested that Houlihan Lokey be available to receive unsolicited inquiries from any third party interested in a possible acquisition of KENETECH.

  . Purchaser is not allowed to purchase Shares pursuant to the Offer for at least 30 business days following announcement of the execution of the Merger Agreement, allowing greater time for third parties potentially to make alternative offers for the Company.

  . The Merger Agreement permits the Board or the Special Committee to withdraw or modify its approval or recommendation of the Offer and the Merger if the Board or the Special Committee determines in good faith, after consultation with independent counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

  . The historical and recent trading activity and market prices of Shares, and the fact that the Offer and the Merger will enable the holders of Shares to realize a premium of 46.5% over the last sale price of Shares reported on the OTC Bulletin Board on October 24, 2000, the trading day prior to the date of execution of the Merger Agreement, and 42.5%, 44.4%, 96.2% and 60.0%, over the last sale price of Shares reported on the OTC Bulletin Board 20, 60, 90 and 180 days, respectively, prior to the date of execution of the Merger Agreement.

  . The purchase price in the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders.

  . The Offer provides stockholders who are considering selling their Shares with the opportunity to sell their Shares at the Offer Price without incurring the transaction costs typically associated with market sales.

  . The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash in exchange for their Shares at the earliest possible time.

  . KENETECH's liquidity situation, which limits opportunities to grow KENETECH through acquisitions.

  . The absence of analyst coverage for the Company and the low trading volume in Common Stock, which makes it difficult for any stockholder to acquire or dispose of any substantial block of shares.

  . The presentation of Houlihan Lokey to the Special Committee and the Board on October 25, 2000, and the oral opinion of Houlihan Lokey on October 25, 2000 (subsequently confirmed in writing) to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Special Committee and the Board, the $1.04 per Share cash consideration to be received by holders of Shares, other than Mr. Lerdal, was fair, from a financial point of view, to such holders. The full text of Houlihan Lokey's written opinion is attached hereto as Schedule II and is incorporated herein by reference. A copy of Houlihan Lokey's presentation is attached as an exhibit to the Schedule TO.

  . The judgments of the Special Committee and the Board, based on the extended arm's-length negotiations with Purchaser and Parent, that the Offer Price represented the highest price that Purchaser and Parent would be willing to pay in acquiring the Shares.

  . The Special Committee was able to negotiate a lower termination fee and more restrictive conditions for payment of the termination fee than Purchaser and Parent had initially proposed, and, based on similar transactions, the Special Committee's and the Board's judgments that the termination fee would not materially impair the ability of a third party to make a competing proposal.

  . The Merger Agreement requires that there have been tendered and not withdrawn Shares which represent more than 85% of the outstanding Shares on a fully-diluted basis, excluding Shares held by Mr. Lerdal, as a condition to the Offer.

  . The Shares to be contributed by Mr. Lerdal to Parent pursuant to the Subscription Agreement, for purposes of determining the number of shares of Parent capital stock to be issued to Mr. Lerdal, will be valued by Parent at the Offer Price to be paid by Purchaser to KENETECH's other stockholders.

  . The Merger Agreement does not condition Purchaser's obligations to consummate the Merger on Purchaser's or Parent's ability to obtain financing for the Merger, Parent's representations in the Merger Agreement that it will have available to it funds sufficient to satisfy its and Purchaser's obligation to consummate the Offer and the Merger, and the guaranty of Parent's and Purchaser's obligations by VAC.

  . The stockholders who may not support the Merger have the ability to obtain "fair value" for their Shares if they do not tender their shares in the Offer and properly perfect and exercise their appraisal rights under applicable law.

   The Special Committee and the Board each also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

  . The possibility that, although the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Common Stock traded prior to the public announcement of the Offer and the Merger, the price or value of the Common Stock may increase in the future, and the Company's stockholders would not benefit from such future increases.

  . The circumstances under the Merger Agreement under which the termination fee and expense reimbursement become payable by the Company.

  . Pursuant to the Merger Agreement, between the execution of the Merger Agreement and Effective Time, the Company is required to obtain Parent's consent before it can take certain actions.

  . Certain members of the Board and the Company's management may have interests in the Offer and the Merger that are in addition to those of the Company's other stockholders.

  . The conditions to Purchaser's and Parent's obligations to purchase Shares in the Offer, and the possibility that such conditions might not be satisfied.

   In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Special Committee and the Board each found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, KENETECH's stockholders. Rather, the Special Committee and the Board each viewed their respective recommendations as being based upon their own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on KENETECH's stockholders compared to any alternative transaction.

   The Special Committee was composed of independent directors, none of whom had or have any interest in Purchaser. Furthermore, none of the members of the Special Committee were employed by or affiliated with KENETECH, other than in their capacities as directors.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

   The Special Committee retained Houlihan Lokey to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to whether the consideration to be received by KENETECH's stockholders, except Mr. Lerdal, in connection with the Offer and the Merger, is fair to such stockholders from a financial point of view. At the October 25, 2000 meeting of the Special Committee, Houlihan Lokey presented its analysis as hereinafter described and delivered its oral opinion (subsequently confirmed in writing) that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Special Committee, the consideration to be received by KENETECH's stockholders (except Mr. Lerdal), in connection with the Offer and the Merger, is fair to such stockholders from a financial point of view.

   The preparation of a fairness opinion is a complex process and is not necessarily conducive to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies and approaches utilized by Houlihan Lokey in its evaluation of KENETECH in connection with the Offer and the Merger, but does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusions reached by Houlihan Lokey, nor does it purport to be a complete description of its presentation. Houlihan Lokey believes, and so advised the Special Committee and the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it (without considering all factors and analyses) could create an incomplete view of the process underlying Houlihan Lokey's analyses and opinions.

   The complete text of Houlihan Lokey's written opinion as presented to the Special Committee and the Board is attached hereto as Schedule II. The summary of the opinion set forth below is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the factors considered, the assumptions made, and the limitations on the analysis undertaken by Houlihan Lokey. Houlihan Lokey's written opinion is for the information and assistance of the Special Committee and the Board, and does not constitute a recommendation as to whether any holder of Common Stock should accept the Offer or as to how any holder of Common Stock should vote with respect to the Merger. A copy of the presentation Houlihan Lokey gave to the Special Committee and the Board is attached as an exhibit to the Schedule TO.

   Houlihan Lokey's opinion does not address the Special Committee's, the Board's or KENETECH's underlying business decision to proceed with the Offer and the Merger. Houlihan Lokey has not been requested to, and did not, participate in the process to explore strategic alternatives for KENETECH nor did it actively solicit third party indications of interest in acquiring all or any part of KENETECH.

   In connection with the preparation of its opinion, Houlihan Lokey made such reviews, analyses and inquiries as its representatives deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

  1. reviewed KENETECH's annual reports on Form 10-K for the fiscal years ended 1995 through 1999, the quarterly reports on Form 10-Q for the two quarters ended June 30, 2000 and KENETECH's financial statements for the period ended September 30, 2000, which KENETECH's management has identified as being the most current financial statements available;

  2. met with certain members of KENETECH's management, auditors and tax advisors, and Astoria Energy, LLC to discuss the operations, financial condition, future prospects and projected operations and performance of KENETECH;

  3. discussed the operations, financial condition, future prospects and projected operations and performance of certain companies in which KENETECH has invested (the "Company Investments") with KENETECH's management and certain members of the senior management of various Company Investments;

  4. reviewed the Merger Agreement and the letter from KENETECH dated October 25, 2000 (the "Company Letter");

  5. reviewed financial statements and forecasts and projections for certain of the Company Investments;

  6. reviewed the historical market prices and trading volume for KENETECH's publicly traded securities;

  7. reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to KENETECH and the Company Investments;

  8.  reviewed various documents relating to KENETECH and the Company
      Investments;

  9. reviewed various documents provided by counsel to the Special Committee relating to the cause of action filed in the Delaware Court of Chancery styled Kohls v. Duthie, et al., and relied on the views expressed by counsel to the Special Committee with respect to it; and

  10. conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

   In assessing the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal) in the Offer and the Merger, Houlihan Lokey independently valued KENETECH and the Company Investments using widely accepted valuation methodologies. The consideration to be paid by Purchaser in the Offer and the Merger was determined through negotiations between the Special Committee and Purchaser. Houlihan Lokey assisted the Special Committee in evaluating the terms of the Offer and the Merger.

   Assessment of KENETECH's Stock Price.

   Houlihan Lokey analyzed the trading volume and the trading prices of the Common Stock over the past twelve months. Based on these analyses, Houlihan Lokey observed that: (i) KENETECH's market capitalization is small; (ii) the Common Stock is thinly traded; and (iii) KENETECH has no analyst coverage.

   Analysis of Control Premiums.

   The analysis of control premiums involved the application of control premium evidence using a comparable transactions approach to KENETECH's unaffected stock price. The unaffected stock price for KENETECH is considered to be the closing trading price for the five days prior to the initial public announcement of the Merger Agreement. The control premium comparables for the latest twelve-month period included:

  .  22 transactions in the energy services industry;

  .  one transaction in the electrical, gas, water and sanitary industry; and

  .  823 U.S. acquisitions overall,

and such control premiums were 23.0%, 33.3% and 40.5%, respectively. Applying this range of control premiums to the unaffected stock price of KENETECH yielded an implied value range for the Common Stock of $0.87 to $1.00 per share. Based on the unaffected stock price of KENETECH and the Offer Price of $1.04 per Share, the implied control premium is 46.5%.

   Adjusted Net Asset Value Approach.

   As part of its analysis, Houlihan Lokey completed an independent valuation of KENETECH using the adjusted net asset value approach. This was the primary methodology used by Houlihan Lokey to value KENETECH. The adjusted net asset value approach focuses on individual asset and liability values, as reported on KENETECH's balance sheet, and as adjusted to fair market value. This going-concern approach is appropriate in instances where the subject company invests heavily in tangible assets, identifiable assets and investments, or where operating earnings are insignificant relative to the value of the underlying assets.

   KENETECH's assets consisted primarily of cash, trading debt securities, advances and various investments (which are principally minority interest investments in privately-held companies and investments in venture funds). Cash and trading debt securities were adjusted to reflect cash outflows subsequent to the September 30, 2000 balance sheet date and were otherwise valued at book value. Advances and the Company Investments were valued using the prior transactions and discounted cash flow approaches (which approaches are described in more detail below).

   KENETECH's liabilities consisted primarily of accounts payable, accrued liabilities and other long-term liabilities. The accounts payable and accrued liabilities were adjusted to reflect post-balance sheet transactions and were otherwise valued at book value. The Deferred Benefit for Deconsolidated Subsidiary Losses liability (reported in the long-term liabilities section) was adjusted to market value based on discussions with KENETECH's advisors and by using the discounted cash flow approach.

   Houlihan Lokey examined the assets and liabilities on the most current balance sheet available and adjusted the reported value, where appropriate, to reflect a range of the fair market values of such assets or liabilities. The aggregate market value of the liabilities was subtracted from the aggregate fair market value of the assets to arrive at the adjusted net asset value. Further adjustments were made to net asset value to deduct the present value of the costs of managing the assets and to deduct the associated taxes on appreciated assets, as determined in Houlihan Lokey's valuation.

   One or both of the following two approaches (the prior transactions approach and the discounted cash flow approach) were used to arrive at indications of fair market value for each of the Company Investments. From these two approaches, a range of indicated fair market values was determined for each of the Company Investments. The reported book value for such Company Investments was then adjusted to reflect the concluded range of fair market values for each of the Company Investments. In this manner, Houlihan Lokey adjusted the reported book value of the Company Investments and other assets to fair market value and then aggregated the overall adjusted market value of KENETECH's assets (as discussed above). A discussion of these valuation approaches follows.

   Prior Transactions Approach.

   The prior transactions approach examines prior stock transactions for the companies or securities being valued. This approach was highly relevant to most of the Company Investments for which no public market existed and because most of KENETECH's investments were made in the nine months prior to the date of Houlihan Lokey's opinion. The prior transactions approach demonstrates what a third party might be willing to pay for the securities of a company in an arms-length transaction. Based on discussions with KENETECH's management and the management of several of the Company Investments, Houlihan Lokey calculated implied equity values for select Company Investments based on prior rounds of financing or capital raised, and third party indications of interest in such Company Investments. In valuing each of the Company Investments, the prior transactions approach was considered.

   Discounted Cash Flow Approach.

   The discounted cash flow approach utilizes projections prepared by the respective managements of certain of the Company's Investments, and discounts such projections of future earnings to the present. The projected cash flows were analyzed on a "leveraged" basis (after cash payments to interest-bearing debt investors) in order to develop a valuation for such investments. A provision for the value of these Company Investments at the end of the forecast period, or terminal value, based on after-tax earnings was also made. The present value of the interim cash flows and the terminal value were determined using a risk-adjusted rate of return or "discount rate." This discount rate, in turn, was developed through an analysis of rates of return on alternative investment opportunities in companies with similar risk characteristics as the Company Investments being valued. In determining the value of certain Company Investments using the discounted cash flow approach, Houlihan Lokey utilized the exit multiple method by capitalizing the earnings for the final projection period at an appropriate price-to-earnings multiple to determine the terminal value. Houlihan Lokey used the discounted cash flow approach for certain of the Company Investments for which forecasts were obtained from management.

   Summary.

   Based on the approaches described above, the per Share equity value of KENETECH was in the range of $0.96 to $1.13.

   Fairness Analysis.

   To determine the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal) from a financial point of view, Houlihan Lokey reviewed the Offer Price to be paid in the Offer and the Merger. Houlihan Lokey concluded that the Offer Price of $1.04 per share was within the concluded per Share equity value range of $0.96 to $1.13.

   Assessment of KENETECH's Strategic Alternatives to the Offer and the Merger.

   In evaluating the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal), from a financial point of view, Houlihan Lokey qualitatively considered the expected value to the stockholders of completing the Offer and the Merger and certain alternatives to the Offer and the Merger.

   In the course of working for the Special Committee, Houlihan Lokey held discussions with KENETECH's representatives and reviewed the materials and information provided by KENETECH with respect to KENETECH's strategic alternatives and, for purposes of issuing an opinion, considered the following strategic alternatives:

  .  maintaining the status quo;

  .  sale of KENETECH to a strategic buyer;

  .  strategic acquisitions by KENETECH;

  .  sale of KENETECH to a financial buyer; and

  .  liquidation.

   The assessment of strategic alternatives included a qualitative assessment of the valuation impact of the Offer and the Merger relative to the alternatives considered by Houlihan Lokey. The analysis did not quantify the valuation impact because, in the opinion of Houlihan Lokey, it was not feasible to so quantify this impact (due to the significant number of non-quantifiable variables).

   In connection with the preparation and delivery of its opinion to the Special Committee and the Board, Houlihan Lokey performed a variety of financial and comparative analyses, as described above. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis, and the application of those methods to the particular circumstances. Furthermore, in arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of KENETECH.

   In arriving at its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared and reflected the best currently available estimates of the future financial results and condition of KENETECH and the Company Investments, where applicable. Houlihan Lokey also assumed that, except to the extent provided for in the Company Letter, there had been no material change in the assets, financial condition, business or prospects of KENETECH and the Company Investments, where applicable, since the date of the most recent financial statements made available to Houlihan Lokey. Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to KENETECH and the Company Investments, and did not assume any responsibility with respect to such information. Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties, assets or liabilities of KENETECH and the Company Investments. Houlihan Lokey's opinion was necessarily based on business, economic, market and other conditions as they existed and could be evaluated by it at the date of its opinion letter. Accordingly, although subsequent developments may affect its opinion, Houlihan Lokey has not assumed the obligation to update, revise or reaffirm its written opinion dated as of October 25, 2000.

   Houlihan Lokey's opinion and presentation are directed to the Special Committee and the Board, address only the fairness of the consideration to be received by KENETECH's stockholders (other than Mr. Lerdal) in the Offer and the Merger and do not address the relative merits of the Offer and the Merger, any other matter provided for or contemplated by the Merger Agreement or any other transaction that may have been available as an alternative to the Offer and the Merger, whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, Houlihan Lokey's opinion addresses only issues related to the fairness, from a financial point of view to KENETECH's stockholders (except Mr. Lerdal), of the consideration to be received, and Houlihan Lokey does not express any views on any other terms of the Merger Agreement, or any other agreement. In addition, Houlihan Lokey has assumed that in the course of obtaining the necessary regulatory and third party consents for the Offer and the Merger, no delay or restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the Offer and the Merger.

   The opinion of Houlihan Lokey and its presentation to KENETECH's Special Committee and the Board constituted only one of a number of factors taken into consideration by the Special Committee and the Board in making their respective recommendations and determinations to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Houlihan Lokey's opinion and presentation do not constitute a recommendation to the Special Committee, the Board or any stockholder of KENETECH as to whether the stockholders should tender their shares in the Offer or how the Special Committee, the Board or the stockholders should vote with respect to any matter relating to the Offer and the Merger, and do not address the underlying business decisions of the Special Committee and the Board to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger.

   Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. The Special Committee selected Houlihan Lokey because of its industry experience and expertise in performing valuation and fairness analyses. Houlihan Lokey does not beneficially own, nor has it ever beneficially owned, any interest in KENETECH.

   Materials summarizing Houlihan Lokey's analyses were presented to the Special Committee and the Board on October 25, 2000. Parent has filed these materials with the Securities and Exchange Commission (the "SEC') as an exhibit to the Schedule TO. Copies of these materials are available for inspection and copying at KENETECH's principal executive offices, during regular business hours, by any interested KENETECH stockholder or representative who has been so designated in writing. You may also obtain these materials from the SEC in the same manner as set forth for KENETECH's SEC filings in "Certain Information Concerning KENETECH" included in the Offer to Purchase.

   Fees and Expenses.

   The Special Committee retained Houlihan Lokey pursuant to a letter agreement, dated August 24, 2000. The Special Committee retained Houlihan Lokey to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to the fairness of the consideration to be received by KENETECH's stockholders (except for Mr. Lerdal) in connection with the proposed transaction and additionally to assist the Special Committee in reviewing and negotiating the financial structure and terms of the Offer and the Merger and to provide assistance in connection with defining, from a financial point of view, strategic and financial objectives. Pursuant to the engagement letter, KENETECH agreed to pay Houlihan Lokey $350,000 for its services. KENETECH made a partial payment of $150,000 when it signed the engagement letter, and the remaining $200,000 became due and payable when Houlihan Lokey issued its opinion on October 25, 2000. KENETECH also agreed in the letter agreement to reimburse Houlihan Lokey for all reasonable travel and out-of-pocket expenses (including reasonable fees and expenses of legal counsel) and to indemnify Houlihan Lokey and its employees, agents, officers, shareholders and persons who control Houlihan Lokey against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Houlihan Lokey's engagement. In June 1996, Houlihan Lokey was retained by an unofficial committee of KENETECH's 12 3/4% senior secured noteholders (such notes were satisfied and discharged in 1998) to provide financial advisory services for the benefit of such committee, and Houlihan Lokey received compensation for such services. Although KENETECH was a party to the agreement between the unofficial committee and Houlihan Lokey, this past engagement is unrelated to the Offer and the Merger.

   (c) Intent to Tender. To KENETECH's knowledge after reasonable inquiry, all of KENETECH's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially (other than Shares held directly or indirectly by other public companies, as to which KENETECH has no knowledge) by them pursuant to the Offer, other than Mr. Lerdal, who has agreed with Purchaser and Parent pursuant to the Subscription Agreement not to tender his Shares pursuant to the Offer and to contribute his Shares to Parent in exchange for shares of Parent capital stock. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   The Special Committee retained Houlihan Lokey pursuant to a letter agreement, dated August 24, 2000. This letter agreement is summarized in the section of Item 4(b), above, entitled "Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. -- Fees and Expenses," and is incorporated herein by reference.

   Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   Except as contemplated by the Subscription Agreement and the Voting Agreement executed by Mr. Lerdal, during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company, has effected a transaction in Shares.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy of the Company; or (5) indebtedness or capitalization of the Company.

   Other than as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement.

   The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3 above, and is incorporated herein by reference.

State Takeover Laws.

   The Company is incorporated under the laws of the State of Delaware. In general, Section 203 ("Section 203") of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the "business combination" is approved by the board of directors of such corporation prior to such time. However, on March 10, 1988, the Board adopted an amendment to the Company's bylaws pursuant to which the Company elected not to be governed by Section 203. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Section 253 of the DGCL.

   Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by KENETECH's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by KENETECH's stockholders will be required under the DGCL to effect the Merger.

Regulatory Approvals.

   None of KENETECH, Parent, Purchaser, or VAC is aware of any license or regulatory permit that appears to be material to the business of KENETECH and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise, or, except as set forth herein, of any approval or other action by any governmental entity that would be required prior to the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise.

   Should any such approval or other action be required, KENETECH presently contemplates that such approval or other action will be sought. While KENETECH has been informed that, except as otherwise described in the Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to KENETECH's business or that certain parts of KENETECH's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed herein, Purchaser could decline to accept for payment, or pay for, any Shares tendered.

   Antitrust Compliance. Under the Hart-Scott-Rodino Improvements Act of 1996 (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. KENETECH and Purchaser have concluded that the consummation of the transactions set forth in the Merger Agreement are not subject to the notification and reporting requirements of the HSR Act. Therefore, based on the information available to them, KENETECH and Purchaser believe that the Merger can be effected in compliance with federal and state antitrust laws.

Appraisal Rights.

   General

   Holders of record of Shares who do not vote in favor of the adoption of the Merger Agreement may, under certain circumstances and by following the procedure prescribed by Section 262 of the DGCL, exercise appraisal rights and receive cash for their Shares. Additionally, although KENETECH is incorporated in the State of Delaware, due to the residence of some of its stockholders and KENETECH's other contacts with the State of California, the provisions of the CGCL relating to the rights of dissenting stockholders in a merger may apply to the Merger. If California law so applies, pursuant to Chapter 13 of the General Corporation Law of the State of California ("CGCL"), KENETECH stockholders of record who do not vote in favor of the adoption of the Merger Agreement and who comply with the requirements of Chapter 13 will have a right to demand payment for and appraisal of the "fair market value" of their Shares. In either case, a dissenting stockholder must follow the appropriate procedures under the DGCL or the CGCL or suffer the termination or waiver of such rights.

   Any demand for appraisal or that KENETECH purchase your Shares or certificates for endorsement as dissenting Shares should be submitted, within the time periods described herein, to Secretary, KENETECH Corporation, 500 Sansome Street, Suite 410, San Francisco, CA 94111, telephone number (415) 398-3825.

   Copies of the relevant provisions of the DGCL and the CGCL are attached as Schedule C to the Offer to Purchase. Any failure to comply strictly with the requirements of the Delaware or California provisions will result in the termination of your appraisal or dissenters' rights. The summaries provided below do not purport to be complete and are qualified by reference to the applicable statutory provisions.

   Appraisal Rights under Delaware Law.

   If the Merger is completed, record holders of Shares who:

  . do not vote to adopt the Merger Agreement or consent to it in writing, and

  . do not tender their shares in the Offer and continuously hold their Shares through the Effective Time, and

  .  make a timely demand for appraisal, and

  .  otherwise comply with Section 262 of the DGCL,

will have the right to be paid the fair value of their Shares, as determined by the Delaware Court of Chancery. "Fair value" excludes any value arising from the accomplishment or expectation of the Merger, and includes a fair rate of interest, if any, as determined by the Court of Chancery.

   If KENETECH stockholders wish to exercise appraisal rights, such persons must deliver to KENETECH a timely written demand for appraisal of their Shares. A demand for appraisal will be sufficient if it reasonably informs KENETECH of the stockholder's identity and that the stockholder intends to demand appraisal of such stockholder's Shares. Each stockholder demanding appraisal must be the record holder of the Shares on the date the written demand for appraisal is made and, if the demand is submitted prior to the Effective Time, must continue to hold such Shares through the Effective Time.

   Within 60 days after the Effective Time, a stockholder may withdraw the demand for appraisal and accept the Offer Price, provided that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of KENETECH and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

   Within 120 days after the Effective Time, KENETECH, or any holder of Shares who complied with the requirements for perfecting appraisal rights, as summarized above, may file a petition with the Court of Chancery demanding a determination of the fair value of the Shares held by all dissenting stockholders who have perfected their appraisal rights. KENETECH is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of such Shares within the time prescribed in Section 262 of the DGCL. Within 120 days after the Effective Time, any stockholder who has perfected appraisal rights may, by written request, require that KENETECH mail a statement setting forth the total number of holders of Shares that have perfected appraisal rights and the total number of Shares held by them.

   After determining which dissenting stockholders are entitled to appraisal, the Chancery Court will appraise the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of Common Stock considering seeking appraisal should be aware that the fair value of their Shares determined by Section 262 of the DGCL could be more or less than or the same as the consideration they would have received pursuant to the Merger if they did not seek appraisal of their Shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL.

   Section 262 of the DGCL requires that stockholders entitled to exercise appraisal rights be notified that such rights are available. The foregoing does not constitute such notice; rather such notice will be delivered at the appropriate time to the holders of Shares entitled to receive such notice and will set forth, among other things, the timing and other requirements for the submission of a written demand for appraisal.

   Dissenters' Rights under California Law.

   If California law applies, Chapter 13 of the CGCL provides that stockholders of KENETECH who comply with the procedures prescribed in Chapter 13 will have the right to exercise dissenters' rights and receive cash for the "fair market value" of their Shares.

   Dissenters' rights cannot be validly exercised by persons other than the record holders of the Shares, regardless of the beneficial ownership thereof. Persons who are beneficial owners of the Shares but whose Shares are held of record by another person, such as a broker, a bank or a nominee, should instruct the record holder to follow the procedure outlined below if they wish to dissent from the Merger with respect to any or all of their Shares.

   Under the CGCL, the stockholders eligible to dissent will be notified of the Merger or, if applicable, the stockholder approval of the Merger Agreement and KENETECH will offer all such stockholders a cash price for their Shares that KENETECH considers to be the fair market value of the Shares on the day before the terms of the Merger were first announced, excluding any appreciation or depreciation because of the proposed Merger. The notice will also contain a brief description of the procedures to exercise their rights to have KENETECH purchase their Shares and will attach a copy of Chapter 13.

   A dissenting stockholder must submit to KENETECH or its transfer agent, within thirty (30) days after KENETECH mails to him or her the notice described above, certificates representing the dissenting Shares which he or she demands that KENETECH purchase, to be stamped or endorsed with a statement that the Shares are dissenting Shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed.

   Under the CGCL, a dissenting stockholder may not withdraw his or her demand for payment of the fair market value of the stockholder's dissenting Shares in cash unless the Company consents.

   Under Chapter 13, if KENETECH and a dissenting stockholder agree that the Shares are dissenting Shares and agree upon the price of such Shares, KENETECH, upon surrender of the certificates evidencing such Shares, will make payment of that amount (plus interest thereon from the date of such agreement) within thirty (30) days after such agreement or within thirty (30) days after the satisfaction of any statutory or contractual conditions, whichever is later. Any agreement fixing the fair market value of any dissenting Shares between a dissenting stockholder and KENETECH shall be filed with the Secretary of KENETECH.

   Under Chapter 13, if KENETECH denies that the Shares are dissenting Shares, or KENETECH and the dissenting stockholder fail to agree on the fair market value of the Shares, the dissenting stockholder may, within six (6) months after the date on which the notice described above was mailed to the stockholder, but not thereafter, file a complaint in the California Superior Court, requesting that such Court determine whether the Shares are dissenting Shares and the fair market value of such dissenting Shares. Under Chapter 13, the costs of the action will be assessed or apportioned as the Court considers equitable, but, if the appraised fair market value is determined to exceed the price offered to the stockholder by KENETECH, KENETECH will be required to pay the costs of the action and may be required to pay counsel fees.

   If any holder of Shares who demands appraisal under Chapter 13 fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in Chapter 13, the Shares of such holder will be converted into the Merger consideration in accordance with the Merger Agreement. Stockholders of KENETECH considering whether to seek appraisal should also bear in mind that the fair market value of their Shares determined under Chapter 13 could be more than, the same as or less than the Offer Price.

   The Company reserves its rights to challenge the validity or applicability of any dissenters' proceeding commenced under Chapter 13.

Certain Litigation Matters.

   Delaware Derivative Litigation.

   On February 2, 2000, Robert L. Kohls and Louise A. Kohls filed an action in the Court of Chancery of the State of Delaware in and for New Castle County (the "Chancery Court") styled Kohls v. Duthie, et al., against Gerald R. Alderson, Charles Christenson, Angus M. Duthie, Mark D. Lerdal and, nominally, the Company. Plaintiffs filed an amended complaint on February 23, 2000. The action is purportedly brought as a derivative action on behalf of the Company.

   The amended complaint alleges in substance the following:

  . that in October 1997, a representative of The Hillman Company ("Hillman") approached Mr. Lerdal concerning the sale of approximately 13 million shares of Common Stock owned by Hillman (the "Hillman Shares");

  . that the Hillman representative informed Mr. Lerdal that Hillman was "shopping the stock and was going to sell the stock in 1997" and asked Mr. Lerdal if he would be interested in purchasing the Hillman Shares if Hillman could not locate another buyer;

  . that Mr. Lerdal indicated that he would be interested in purchasing the Hillman Shares;

  . that at approximately the same time, another representative of Hillman contacted Mr. Duthie regarding the purchase of the Hillman Shares;

  . that Mr. Duthie discussed the possibility of all four of the Company's directors purchasing the Hillman Shares;

  . that Mr. Lerdal informed Mr. Duthie of his discussion with Hillman and expressed his view that Hillman would not sell to Mr. Alderson because of the less than cordial relationship between Mr. Alderson and Hillman;

  . that in December 1997, Hillman contacted Mr. Lerdal and informed him that Hillman had not found a buyer;

  . that Mr. Lerdal agreed to purchase the Hillman Shares for $1,000 at a time when their value was approximately $800,000 based on a nominal trading value of $.065 per share;

  .  that the transaction was consummated on December 29, 1997; and

  . that the reasons given by Mr. Lerdal as to why the Company could not purchase the Hillman Shares were false, to wit: that the Company was insolvent; that the terms of the Company's senior notes prevented the Company from purchasing the Hillman Shares; and that the Restated Certificate precluded it from purchasing the Hillman Shares because dividends on the Company's preferred stock were in arrears.

   The amended complaint alleges that by purchasing the Hillman Shares, Mr. Lerdal (aided and abetted by the other defendants) usurped an opportunity which belonged to the Company. The plaintiffs seek, among other things, (i) a declaration that the purchase of the Hillman Shares by Mr. Lerdal constituted the taking of a corporate opportunity and is null and void, (ii) an order requiring Mr. Lerdal to transfer the Hillman Shares to the Company for the consideration he paid and (iii) to the extent the Hillman Shares may not be transferred to the Company, that the defendants be held jointly and severally liable for the fair value of the Hillman Shares.

   In an opinion dated July 26, 2000 (the "Opinion"), the Court denied the defendants' motion to dismiss the action for failure to state a claim on which relief can be granted and for failure to make demand on the Board. The parties are proceeding with discovery, and trial is scheduled to commence in April 2001. The Company intends, and has been informed that the individual defendants intend, to continue to defend this action vigorously.

   If the Merger is consummated, then the plaintiffs may lose standing to pursue the action. However, stockholders would still be entitled to have the cause of action evaluated in an appraisal action to determine the fair value of their Shares. Moreover, the cause of action itself would not be extinguished.

   The above summaries are qualified in their entireties by reference to the complete terms of the amended complaint and the Opinion, copies of which are attached hereto as Schedules III and IV, respectively, and incorporated by this reference.

   Delaware Stockholders' Class Action Litigation.

   On February 2, 2000, Robert L. Kohls and Louise A. Kohls filed an additional action in the Chancery Court styled Kohls v. Kenetech, et al., against the Company, Angus M. Duthie, Mark D. Lerdal, Gerald R. Alderson and Charles Christenson. Plaintiffs filed an amended complaint on February 23, 2000.

   Plaintiffs allege that they were beneficial owners of Preferred Redeemable Increased Dividend Equity SeecuritiesSM, 8 1/4% PRIDESSM, Convertible Preferred Stock, par value $0.01 per share (the "PRIDES") of the Company, that mandatorily converted on May 14, 1998, into Shares. The action was purportedly brought as a class action on behalf of the named plaintiffs and all other persons who owned the PRIDES as of May 13, 1998.

   The amended complaint alleges in substance the following:

  . that defendants breached the terms of the Company's Certificate of Designations, Preferences, Rights and Limitations under which the PRIDES were issued; and

  . that defendants breached their fiduciary duty to protect the interests of the holders of the PRIDES prior to the PRIDES mandatory conversion.

   Plaintiffs sought, among other things:

  .  certification of the action as a class action;

  . a declaration that the holders of PRIDES were entitled to be paid a liquidation preference of up to $1,012.50 per share of PRIDES; and

  . a judgment that the defendants were liable to the PRIDES holders in an amount up to $1,012.50 per share.

   The Chancery Court dismissed the class action by an opinion dated July 26, 2000 and an order dated August 4, 2000. The plaintiffs filed a notice of appeal in the Delaware Supreme Court on August 31, 2000. The Company intends, and has been informed that the individual defendants intend, to continue to defend this action vigorously.

   The above summary is qualified in its entirety by reference to the complete terms of the amended complaint and to the opinion dismissing the action, copies of which are filed as Exhibits (a)(5)(C) and (a)(5)(D) hereto, respectively, and are incorporated by this reference.

   Federal Stockholders' Class Action.

   On September 28, 1995, a class action complaint was filed against the Company and certain of its officers and directors (namely, Stanley Charren, Maurice E. Miller, Joel M. Canino and Gerald R. Alderson) in the United States District Court for the Northern District of California, alleging federal securities laws violations. On November 2, 1995, a First Amended Complaint was filed naming additional defendants, including underwriters of the Company's securities and other officers and directors of the Company (namely, Charles Christenson, Angus M. Duthie, Steven N. Hutchinson, Howard W. Pifer III and Mervin E. Werth). Subsequent to the Court's partial grant of the Company's and the underwriter defendants' motions to dismiss, a Second Amended Complaint was filed on March 29, 1996. The amended complaint alleged claims under sections 11 and 15 of the Securities Act of 1933, and sections 10(b) and 20(b) of the Exchange Act and Rule 10b-5 thereunder, based on alleged misrepresentations and omissions in the Company's public statements, on behalf of a class consisting of persons who purchased the Common Stock during the period from September 21, 1993 (the date of the Company's initial public offering) through August 8, 1995 and persons who purchased the Company's PRIDES (depository shares) during the period from April 28, 1994 (the public offering date of the PRIDES) through August 8, 1995. The amended complaint alleged that the defendants misrepresented the Company's progress on the development of its latest generation of wind turbines and the Company's future prospects. The amended complaint sought unspecified damages and other relief.

   The Court certified a plaintiff class consisting of all persons or entities who purchased Common Stock between September 21, 1993 and August 8, 1995 or depository shares between April 28, 1994 and August 8, 1995, appointed representatives of the certified plaintiff class, appointed counsel for the certified class and certified a plaintiff and defendant underwriter class as to the section 11 claim.

   On August 9, 1999, the Court granted defendants' motion for summary judgment and ordered that plaintiffs take nothing and that the action be dismissed on its merits. The plaintiffs have appealed the Court's order, and both parties have filed briefs and are waiting for oral argument to be scheduled by the Ninth Circuit of the United States Court of Appeals. The Company intends, and has been informed that the individual defendants intend, to continue to defend this action vigorously.

Item 9. Material to be Filed as Exhibits.

 Exhibit No. Description
 ----------- -----------
 (a)(1)(A)   Offer to Purchase dated November 6, 2000*+

 (a)(1)(B)   Letter of Transmittal*+

 (a)(1)(C)   Notice of Guaranteed Delivery*+

 (a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees*+

 (a)(1)(E)   Letter to clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees*+

 (a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9*+

 (a)(1)(G)   Press Release of the Company, dated October 25, 2000**

 (a)(2)      Letter to Stockholders, dated November 6, 2000+

 (a)(5)(A) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against Gerald R. Alderson, Charles Christenson, Angus M. Duthie,
             Mark D. Lerdal and the Company (incorporated by reference to Schedule III attached to this Schedule 14D-9)+
 (a)(5)(B)   Opinion by the Court denying the Motion to Dismiss, dated July 26,
             2000 (incorporated by reference to Schedule IV attached to this Schedule 14D-9)+

 (a)(5)(C) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against the Company, Angus M. Duthie, Mark D. Lerdal, Gerald R.
             Alderson and Charles Christenson

 (a)(5)(D)   Opinion by the Court dismissing Class Action, dated July 26, 2000

 (a)(5)(E) Pages 15 through 35 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (incorporated by reference to the Company's Form 10-K filed with the Securities and Exchange
             Commission on March 28, 2000)

 (a)(5)(F) Pages 2 through 23 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (incorporated by reference to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000)
 (a)(6) Opinion of Houlihan Lokey to the Special Committee and the Board of Directors of KENETECH, dated October 25, 2000 (incorporated by reference to Schedule II attached to this Schedule 14D-9)+

 (e)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among the Company, Purchaser and Parent**

 (e)(2)      Confidentiality Agreement, dated June 29, 2000, between the
             Company and VAC*

 (e)(3) Guaranty, dated October 25, 2000, by VAC for the benefit of the Company*

 (e)(4) Subscription and Contribution Agreement, dated October 24, 2000, among VAC, Parent and Mark D. Lerdal*

 (e)(5)      Form of Stockholders Agreement, undated, among Parent, Mark D.
             Lerdal and certain investing stockholders*

 (e)(6) Voting Agreement, dated October 25, 2000, among Parent, Purchaser and Mark D. Lerdal*

 (e)(7) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal*

 (e)(8)      Information Statement Pursuant to Section 14(f) of the Securities
             Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to this Schedule 14D-9)+

 (e)(9)      Amendment to Rights Agreement, dated October 25, 2000, between the
             Company and ChaseMellon Shareholder Services, L.L.C.

 (g)         None

--------
* Incorporated by reference to the Schedule TO filed by Purchaser, Parent and VAC on the date of this Schedule 14D-9.

** Incorporated by reference to Form 8-K filed by the Company on October 26, 2000.

+  Included in copies mailed to the Company's stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2000.

                                          By: /s/ Dianne P. Urhausen
                                             ----------------------------------
                                              Dianne P. Urhausen
                                              Vice President and Corporate
                                              Secretary

                                                                     SCHEDULE I

                             KENETECH CORPORATION
                         500 SANSOME STREET, SUITE 410
                        SAN FRANCISCO, CALIFORNIA 94111

                       INFORMATION STATEMENT PURSUANT TO
                               SECTION 14(f) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about November 6, 2000, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of KENETECH Corporation ("KENETECH" or the "Company"), a Delaware corporation, with respect to the tender offer by KC Merger Corp. ("Purchaser"), a Delaware corporation and a subsidiary of KC Holding Corporation ("Parent"), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $.0001 per share (the "Common Stock"), of the Company, together with the associated rights attached thereto issued pursuant to that certain Rights Agreement, dated May 4, 1999, as amended (together, the "Shares"), at a purchase price of $1.04 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Parent is a wholly owned subsidiary of ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

   You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board").

   The Merger Agreement provides that, promptly after such time as Purchaser acquires Shares pursuant to the Offer, Purchaser will be entitled, to the fullest extent permitted by law, to designate up to that number of directors (rounded to the nearest whole number), subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as will make the percentage of KENETECH's directors designated by Purchaser equal to the percentage of the aggregate voting power of the Shares held by Parent or any of its subsidiaries. However, the Merger Agreement also provides that in the event that Purchaser's designees are elected to the Board, until the effective time of the Merger (the "Effective Time"), the Board will have at least three directors (excluding Mark D. Lerdal) who were directors of KENETECH on the date of the Merger Agreement ("Continuing Directors"). Under the Merger Agreement, if the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors or Continuing Director will designate a person or persons to fill such vacancy or vacancies, each of whom will be deemed to be a Continuing Director for purposes of the Merger Agreement, or, if no Continuing Directors then remain, the other directors of KENETECH will designate three persons (excluding Mr. Lerdal) to fill such vacancies, who will not be officers of affiliates of KENETECH or any of its subsidiaries or officers of affiliates of Parent or any of its subsidiaries and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement and, in either case, Purchaser shall cause such person or persons to be elected to fill such vacancy or vacancies.

   The Merger Agreement requires KENETECH, to the fullest extent permitted by applicable law, to take all action requested by Parent that is reasonably necessary to effect such election. In connection with the foregoing, the Merger Agreement provides that KENETECH will promptly, at the option of Parent, to the fullest extent permitted by law, KENETECH's Restated Certificate of Incorporation, as amended, and KENETECH's Restated Bylaws, as amended, either increase the size of the Board and/or obtain the resignation of such number of its current directors (excluding the Continuing Directors) as is necessary to enable Purchaser's designees to be elected or appointed to the Board as provided above.

   Following the election or appointment of Purchaser's designees to the Board and prior to the Effective Time, under the Merger Agreement, Purchaser and Parent will not cause KENETECH to take any action with respect to any amendment, or waiver of any term or condition, of the Merger Agreement or KENETECH's Restated

Certificate of Incorporation, as amended, or KENETECH's Restated Bylaws, as amended, any termination of the Merger Agreement by KENETECH, any extension by KENETECH of the time for the performance of any of the obligations or other acts of Purchaser or Parent or waiver or assertion of any of KENETECH's rights under the Merger Agreement, and any other consent or action by the Board with respect to the Merger Agreement or the Offer, without the concurrence of a majority of the Continuing Directors.

   This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser's designees to the Board.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action.

   Pursuant to the Merger Agreement, Purchaser commenced the Offer on November 6, 2000. The Offer is scheduled to expire at midnight, New York City time, on December 7, 2000, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

   The information contained in this Information Statement (including information incorporated by reference) concerning VAC, Parent, Purchaser and Purchaser's designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                             PURCHASER'S DESIGNEES

   Parent has informed the Company that it will choose Purchaser's designees from the founding members of VA Partners, L.L.C., the sole general partner of VAC, listed in Schedule A of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information with respect to such officers in Schedule A is hereby incorporated by reference. Parent has informed the Company that each of the founding members listed in Schedule A of the Offer to Purchase has consented to act as a director of the Company, if so designated.

   Based solely on the information set forth in Schedule A of the Offer to Purchase filed by Purchaser, none of the executive officers and directors of Parent or Purchaser and none of the founding members of VA Partners, L.L.C.
(i) is currently a director of, or holds any position with, the Company, or
(ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, except for 11,365,458 Shares which may be deemed to be beneficially owned by VAC by virtue of a Subscription Agreement and Contribution Agreement, dated as of October 24, 2000, among Mark D. Lerdal, VAC and Parent and a Voting Agreement, dated as of October 25, 2000, by and among Mark D. Lerdal, Purchaser and Parent, none of Parent or Purchaser and, to the best knowledge of Parent and Purchaser, none of VAC or the persons listed in Schedule A (except as indicated on Schedule A) beneficially owns any equity securities (or rights to acquire such equity securities) of the Company. Moreover, except as set forth in the Offer to Purchase, none of Parent or Purchaser and, to the best knowledge of Parent and Purchaser, none of VAC or the persons listed in Schedule A has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

   Parent has informed the Company that, to the best of its knowledge, during the past five years none of the executive officers and directors of Parent or Purchaser and none of the founding members of VA Partners, L.L.C. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than December 7, 2000, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased such that, immediately following such action, the number of vacancies to be filled by Purchaser's designees will constitute at least a majority of the available positions on the Board.

                        INFORMATION CONCERNING KENETECH

General

   The authorized capital stock of the Company consists of 110,000,000 shares of Common Stock, par value $.0001 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share, of which 84,000 shares have been designated Series A Junior Participating Preferred Stock. As of the close of business on October 20, 2000, there were 31,970,164 shares of Common Stock and no shares of Preferred Stock issued and outstanding. The Company's Restated Bylaws, as amended, authorize the number of directors to be not less than one
(1) nor more than nine (9). The Board currently consists of four members.

   Each share of Common Stock entitles the record holder to one vote. The Restated Certificate of Incorporation, as amended, and the Restated Bylaws, as amended, provide for a classified Board. The Board is separated into three classes, and the Directors in each class are elected to serve for three-year terms, and until their respective successors are duly elected and qualified. The Board currently consists of two Class I Directors (Charles Christenson and Michael D. Winn), one Class II Director (Gerald R. Morgan, Jr.) and one Class III Director (Mark D. Lerdal). The terms of the Class I Directors expire at the annual meeting of stockholders to be held in 2003, the term of the Class II Director expires at the annual meeting of stockholders to be held in 2001 and the term of the Class III Director expires at the annual meeting of stockholders to be held in 2002.

Current Members of the Board of Directors

   Set forth below are the names and ages of the Company's current directors.

             Name            Age            Position(s) with Company
             ----            ---            ------------------------
   Charles Christenson.....   70 Director
   Mark D. Lerdal..........   41 President, Chief Executive Officer and Director
   Gerald R. Morgan, Jr. ..   37 Director
   Michael D. Winn.........   37 Director

   The following are brief biographies of each director of the Company (including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years). To the knowledge of the Company, during the past five years no director of the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no director of the Company was a party to any judicial or administrative proceeding (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each such person is a citizen of the United States and each individual's business address is 500 Sansome Street, San Francisco, California 94111.

   Charles Christenson. Dr. Christenson is the Royal Little Professor of Business Administration, Emeritus, at the Harvard University Graduate School of Business Administration and has served as a director of the Company since January 1980. He is also a director of Profile Technologies, Inc., a public company. In the past, he was Deputy for Management Systems in the Office of the Assistant Secretary of the Air Force, and held a variety of teaching and administrative positions at the Harvard University Graduate School of Business Administration. He received his B.S. from Cornell University and his M.B.A. and D.B.A. from Harvard University. He is a Class I Director.

   Mark D. Lerdal. Mr. Lerdal has served as a director of the Company since March 1996 and as Chief Executive Officer and President since April 1996. He was elected as Chairman of the Board of Directors in August 1999. He served as Vice President and General Counsel of the Company from April 1992 until March 1996. He received his A.B. from Stanford University and his J.D. from Northwestern University School of Law. He is a Class III Director.

   Gerald R. Morgan, Jr. Mr. Morgan has served as a director of the Company since August 1999. He is the Chief Operating Officer of Francisco Partners, L.P., a private partnership focused on technology buyouts. Previously, Mr. Morgan served in various capacities for Security Capital Group and affiliates, including Senior Vice President, Corporate Finance, and Chief Financial Officer for Security Capital European Realty. He received his B.S. from Stanford University and his M.B.A. from Stanford University Graduate School of Business. He is a Class II Director.

   Michael D. Winn. Mr. Winn has served as a director of the Company since November 1999. He is the President and a Director of Terrasearch Inc., a financial consulting company. He is also a Director and Officer of Sanu Resources Inc., a mineral exploration company, and a Manager of MDW Associates, LLC, a private investment partnership. Prior to forming Terrasearch Inc., he was a financial analyst for a Southern California based brokerage firm covering the oil and gas sector. He received his B.S. from the University of Southern California. He is a Class I Director.

   Mark D. Lerdal was a director and executive officer of KENETECH Windpower, Inc. (a wholly-owned subsidiary of the Company) within the two-year period prior to KENETECH Windpower, Inc.'s chapter 11 filing on May 29, 1996 in the United States Bankruptcy Court.

   Charles Christenson is a named defendant in a class action filed September 28, 1995, against the Company, certain of its former officers and directors and Dr. Christenson, in the United States District Court for the Northern District of California, alleging federal securities laws violations.

   Charles Christenson and Mark D. Lerdal are named defendants in an action filed on February 2, 2000 as a purported class action against the Company, certain of its former directors, Dr. Christenson and Mr. Lerdal in the Delaware Chancery Court, alleging, among other things, breach of fiduciary duty in connection with the conversion of the Company's former Preferred Redeemable Increased Dividend Equity SecuritiesSM, 8 1/4% PRIDESSM, Convertible Preferred Stock, par value $.01.

   Charles Christenson and Mark D. Lerdal are named defendants in an action filed on February 2, 2000 as a purported derivative action against the Company, certain of its former directors, Dr. Christenson and Mr. Lerdal in the Delaware Chancery Court, alleging, among other things, the taking of a corporate opportunity in connection with the purchase of Common Stock by Mr. Lerdal in December 1997.

   For a more detailed description of this litigation, see "Certain Litigation Matters" in Item 8 of KENETECH's Schedule 14D-9.

Board Meetings and Committees

   During 1999, the Board held six meetings and acted once by unanimous written consent. During 1999, each Director then in office attended 75% or more of the aggregate of (i) the total number of meetings of the Board, and
(ii) the total number of meetings held by all committees of the Board on which he served.

   The Board has a standing Audit Committee and Compensation Committee.

   During 1999, the Audit Committee was comprised of Charles Christenson and Angus M. Duthie from January 1, 1999 until August 18, 1999. Mr. Duthie did not stand for re-election to the Board of Directors at the 1999 Annual Meeting of Stockholders. Gerald R. Morgan was elected to the Audit Committee on August 18, 1999 and Michael D. Winn was elected to the Audit Committee on November 23, 1999 and each served on the Committee, together with Charles Christenson, for the remainder of the fiscal year ending December 31, 1999. The functions performed by the Audit Committee include annually recommending to the Board the appointment of the independent auditors of the Company; reviewing the purpose, scope and general extent of the services of the independent auditors, their procedures and their fees; reviewing with the independent auditors the results of their annual audit, including any matters that the independent auditors bring to the attention of the Audit

Committee; and reviewing with those responsible for managing the internal audit function of the Company the scope of their procedures, reports and recommendations, and other significant aspects of their functioning, including any matters that the personnel responsible for managing the internal audit function bring to the attention of the Audit Committee. The Audit Committee met twice during the fiscal year ending December 31, 1999.

   The Compensation Committee was comprised of Messrs. Christenson and Duthie from January 1, 1999 until August 18, 1999. Mr. Duthie did not stand for re-election to the Board of Directors at the 1999 Annual Meeting of Stockholders. Gerald R. Morgan was elected to the Compensation Committee on August 18, 1999 and Michael D. Winn was elected to the Compensation Committee on November 23, 1999 and each served on the Committee, together with Charles Christenson, for the remainder of the fiscal year ending December 31, 1999. The Compensation Committee is responsible for determining the compensation for the Company's management and establishing compensation policies for the Company's employees generally. The Compensation Committee also administers the Company's stock option plan. The Compensation Committee did not meet during the fiscal year ending December 31, 1999. The Compensation Committee met in January 2000 and approved certain bonuses for the 1998 and 1999 fiscal years.

Executive Officers

   Set forth below are the names, ages, and titles of the current executive officers of the Company. Officers are selected by the Board from time to time and hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal.

             Name           Age                Position(s) with Company
             ----           ---                ------------------------
   Mark D. Lerdal..........  41 President, Chief Executive Officer and director
   Andrew M. Langtry.......  38 Corporate Controller and Chief Accounting Officer
   Dianne P. Urhausen......  42 Vice President, General Counsel and Corporate Secretary

   The following are brief biographies of each executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years). To the knowledge of the Company, no executive officer of the Company has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), and no executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each such person is a citizen of the United States and each individual's business address is 500 Sansome Street, San Francisco, California 94111.

   Mark D. Lerdal. Mr. Lerdal has served as a director of the Company since March 1996 and as Chief Executive Officer and President since April 1996. He was elected as Chairman of the Board of Directors in August 1999. He served as Vice President and General Counsel of the Company from April 1992 until March 1996. He received his A.B. from Stanford University and his J.D. from Northwestern University School of Law. He is a Class III director.

   Andrew M. Langtry. Mr. Langtry has served as Corporate Controller and Chief Accounting Officer of the Company since March 2000. He served as Tax Director of the Company from April 1996 to March 2000. Prior to that, he served as Tax Manager of the Company from July 1993 to April 1996. He received his B.S. from California State University at Hayward. Mr. Langtry is a CPA licensed in California.

   Dianne P. Urhausen. Ms. Urhausen has served as Vice President, Corporate Secretary, and General Counsel of the Company since August 1998. She served as Administrative Counsel and Corporate Secretary from August 1995 to August 1998. Prior to that, she was an Associate at the law firm of Thelen, Marrin, Johnson & Bridges. She received her B.A. from St. Mary's College of California and her J.D. from the University of San Francisco.

Director and Executive Compensation

   Directors

   Each director of the Company receives a quarterly retainer of $6,000 (see also footnote 1 to the Summary Compensation Table).

   The Company reimburses directors for their reasonable expenses associated with attending Board meetings and provides the directors with liability insurance with respect to their activities as directors of the Company.

   The Company will pay each member of the Special Committee $10,000 for his participation on the Special Committee plus an additional $1,000 per meeting up to a total of ten (10) meetings, for a maximum compensation of $20,000.

   Executive Officers

   The following table sets forth, for the fiscal years ended December 31, 1999, 1998, and 1997, all compensation, for services rendered in all capacities to the Company, awarded to, earned by or paid to (i) the Chief Executive Officer during 1999, (ii) the most highly compensated executive officers of the Company in addition to the Chief Executive Officer who were serving as executive officers at the end of 1999, and (iii) the two former executive officers of the Company for whom disclosure would have been provided but for the fact such individuals were not serving as executive officers of the Company at December 31, 1999.

                          Summary Compensation Table

                                                                                   Long-Term
                                                                                  Compensation
                                                Annual Compensation                  Awards
                                      ------------------------------------------ --------------
                                                                    Other Annual   Securities    All Other
                                                                    Compensation   Underlying   Compensation
     Name and Principal Position      Year Salary ($) Bonus ($)        ($)(1)    Options (#)(2)  ($)(3)(4)
     ---------------------------      ---- ---------- ----------    ------------ -------------- ------------
Mark D. Lerdal....................... 1999  $423,861  $  350,000(5)   $24,000          --        $    1,152
 Chairman of the Board, President     1998  $443,189  $  250,000(5)   $23,500          --        $    1,152
 and Chief Executive Officer          1997  $401,295  $  250,000      $21,500          --        $1,165,071

Michael U. Alvarez (6)............... 1999  $214,377  $  191,360          --           --               --
 Vice President, Chief Financial      1998  $382,005  $2,887,980          --           --        $    1,388
 Officer and Assistant Secretary      1997  $351,134  $  364,920          --           --        $    1,388

Andrew M. Langtry.................... 1999  $106,226  $   49,750          --           --               --
 Corporate Controller and Chief       1998  $ 88,125  $   22,263          --           --               --
 Accounting Officer                   1997  $103,275  $   10,000          --           --               --

Dianne P. Urhausen................... 1999  $129,249  $  160,000          --           --               --
 Corporate Secretary and General      1998  $132,548  $   40,000          --           --               --
 Counsel                              1997  $ 75,243  $   37,901          --           --               --

Mervin E. Werth (6).................. 1999  $ 38,522  $  331,250          --           --        $   31,250
 Controller, Chief Accounting Officer 1998  $139,645  $  100,000          --           --               --
 and Asst. Treasurer                  1997  $125,405  $      --           --           --               --

--------
(1) Includes $24,000 in 1999, $23,500 in 1998, and $21,500 in 1997 for
    director's fees for Mark D. Lerdal.

(2) Shares of Common Stock subject to stock options granted during the fiscal year. No stock appreciation rights were granted during 1999, 1998 or 1997.

(3) Includes $1,152 for 1999, 1998, and 1997 for insurance premiums paid by the Company with respect to term life insurance for the benefit of Mark D. Lerdal and $1,388 in 1998 and 1997 for the benefit of Michael U. Alvarez, respectively, and a pre-paid severance payment in 1997 of $1,163,919 for Mark D. Lerdal. Also includes a severance payment of $31,250 for Mr. Werth in 1999.

(4) Mr. Werth, the other defendants (including Dr. Christenson) and the Company are jointly represented in a class action filed against the Company, certain of its former officers and directors and Dr. Christenson, in the United States District Court for the Northern District of California, alleging federal securities laws violations, as more fully described in Item 8, "Certain Litigation Matters," of the Schedule 14D-9. Mr. Lerdal, Dr. Christenson and the Company are jointly represented in Kohls v. Kenetech, et al., as more fully described in Item 8, "Certain Litigation Matters," of the Schedule 14D-9. Mr. Lerdal and
    Dr. Christenson are jointly represented in Kohls v. Duthie, et al., as more fully described in Item 8, "Certain Litigation Matters," of the
    Schedule 14D-9. A portion of such counsel's legal fees have been paid by the Company, however, such fees have not been apportioned among the individual defendants.

(5) Includes a bonus of $350,000 earned for 1999 and $250,000 earned for 1998 for Mr. Lerdal. Such bonuses were approved by the Board of Directors and paid in 2000.

(6) Mr. Alvarez's employment agreement expired March 23, 1999 and Mr. Werth entered into a separation agreement effective March 31, 1999.

   No options or stock appreciation rights were awarded to the Chief Executive Officer or the named executive officers of the Company during the fiscal year ended December 31, 1999.

   The following table sets forth information concerning option exercises and option holdings for the fiscal year ending December 31, 1999, with respect to the Chief Executive Officer and the named executive officers of the Company. No stock appreciation rights were outstanding during such fiscal year.

              Aggregated Option Exercises in Last Fiscal Year and
                         Fiscal Year-End Option Values

                                                       Number of Securities          Value of Unexercised
                            Shares                    Underlying Unexercised        In-the-Money Options at
                         Acquired on     Value      Options at Fiscal Year-End          Fiscal Year-End
          Name           Exercise (#) Realized ($) Exercisable/Unexercisable (1) Exercisable/Unexercisable (2)
          ----           ------------ ------------ ----------------------------- -----------------------------
Mark D. Lerdal..........      --           --                 -- / 500,000                  -- / --
Michael U. Alvarez......      --           --                 -- / --                       -- / --
Andrew M. Langtry.......      --           --                 -- / --                       -- / --
Dianne P. Urhausen......      --           --                 -- / --                       -- / --
Mervin E. Werth.........      --           --                 -- / --                       -- / --

--------
(1) Mr. Alvarez's employment agreement expired March 23, 1999 and Mr. Werth entered into a separation agreement effective March 31, 1999. All options held by such persons had expired as of December 31, 1999.

(2) The exercise price of all options exceeds the market price of $0.58 of the underlying shares at December 31, 1999.

Stock Plans

   The 1993 Option Plan (described below) and the 1993 Employee Stock Purchase Plan (the "Purchase Plan") were implemented in September 1993. The Purchase Plan was discontinued following the August 1996 semi-annual purchase date. No Options have been granted under the 1993 Option Plan since 1996.

   The Company has registered shares of Common Stock reserved for issuance under the 1993 Option Plan thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act of 1933.

   Under the 1993 Option Plan, key employees (including officers), consultants to the Company and directors are provided an opportunity to acquire equity interests in the Company. The 1993 Option Plan contains three separate components: (i) a Discretionary Option Grant Program, under which key employees (including officers) and consultants may be granted options to purchase shares of Common Stock at an exercise price not less than 85% of the fair market value of such shares on the grant date; (ii) an Automatic Option Grant Program, under which option grants were automatically made at periodic intervals to directors to purchase shares of Common Stock at an exercise price equal to 100% of the fair market value of the option shares on the grant date (this part of the plan has been discontinued); and (iii) a Stock Issuance Program, under which eligible individuals may be issued shares of Common Stock directly, either through the immediate purchase of the shares (at fair market value or at discounts of up to 15%) or as a bonus tied to the performance of services or the Company's attainment of prescribed milestones.

   The options granted under the Discretionary Option Grant Program may be either incentive stock options designed to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options not intended to satisfy such requirements. All grants under the Automatic Option Grant Program were non-statutory options. Options may be granted or shares issued in the Discretionary Option Grant and Stock Issuance Programs to eligible individuals in the employ or service of the Company or any parent or subsidiary corporation now or subsequently existing.

   Under the Automatic Option Grant Program, each person who was a director at the time of the Company's initial public offering, received at the commencement of such offering, and each new director thereafter was, at the time he or she became a director, to receive an automatic option grant for 5,000 shares of Common Stock. In addition, at each annual stockholders' meeting, beginning with the 1994 annual meeting, each person who had been a director for at least six months was to be granted an option to purchase 1,000 shares of Common Stock. No grants under the Automatic Option Grant Program have been made since 1995, the program has been discontinued and all grants previously awarded have terminated.

   A total of 6,688,020 shares of Common Stock were originally reserved for issuance over the ten-year term of the 1993 Option Plan. As of September 30, 2000, there were 845,600 Shares subject to issuance upon the exercise of outstanding stock options (without regard to vesting or exercise price).

   Options have maximum terms of ten years measured from the grant date. Options are not assignable or transferable other than by will or by the laws of inheritance following the optionee's death, and only the optionee may during the optionee's lifetime, exercise the option. The optionee does not have any stockholder rights with respect to the option shares until the option is exercised and the option price is paid for the purchased shares. Individuals holding shares under the Stock Issuance Program will, however, have full stockholder rights with respect to those shares, whether the shares are vested or unvested. The Plan Administrator under the 1993 Option Plan has the authority to cancel outstanding options under the Discretionary Option Grant Program (including options incorporated from the predecessor plan) in return for the grant of new options for the same or a different number of shares with an exercise price based on the lower fair market value of the Common Stock on the new grant date. The Board may terminate the 1993 Option Plan at any time, and the 1993 Option Plan will in all events terminate on June 20, 2003.

   All of the Company's employees are eligible to participate in the Discretionary Option Grant Program. Non-employee directors are not eligible to participate in the Discretionary Option Grant and Stock Issuance Programs.

   If the Company is acquired by merger, consolidation or asset sale, or there is a hostile change in control of the Company, each option granted under the Discretionary Option Grant Program will automatically accelerate in full, and all unvested shares under the Stock Issuance Program will immediately vest.

Employment Contracts, Termination of Employment and Change-In-Control
Arrangements

   The Company's 1993 Option Plan contains provisions pursuant to which all outstanding options granted under that plan will become fully vested and immediately exercisable upon certain changes of control and related events (see discussion above).

   The Company and certain direct or indirect wholly-owned subsidiaries entered into an Employment Agreement with Mr. Alvarez that became effective December 1, 1997 (such agreement superseded Mr. Alvarez's prior employment agreement). The Employment Agreement provided that Mr. Alvarez was to be employed (unless terminated for cause) at his annual base salary of $350,000 until the later of (i) December 31, 1998, (ii) 90 days following the sale of the Company's indirectly owned 50% equity interest in a partnership that owns a gas-fired cogeneration facility of approximately 540 MW located in Penuelas, Puerto Rico and other associated contract rights (collectively, the "EcoElectrica Project"), or (iii) the date on which all payments under the Agreement had been made. Accordingly, Mr. Alvarez's Employment Agreement expired March 23, 1999. Under the terms of the Employment Agreement, Mr. Alvarez was paid a bonus in 1997 upon the closing of the construction financing for the EcoElectrica Project, and a bonus in 1998 from the proceeds of the sale of the Company's indirectly owned 50% equity interest in the EcoElectrica Project (see Summary Compensation Table). Mr. Alvarez also received a bonus in 1999 from the proceeds of the sale of the Company's indirect interest in a wood-fired project located in Chateaugay, New York (the "Chateaugay Project") and other bonuses in 1997 and 1998 from the proceeds of the sale of certain other assets of KENETECH Energy Systems, Inc, a wholly-owned subsidiary of the Company (see Summary Compensation Table).

   The Company entered into an Employment Agreement with Mr. Lerdal on April 1, 1996. Mr. Lerdal's initial employment period ran for a period of three years ending March 31, 1999 and the agreement was then automatically renewed for a one-year period. Pursuant to the terms and conditions of the agreement, Mr. Lerdal (i) received a bonus of $100,000 upon execution of the agreement,
(ii) received an annual base salary of $400,000, (iii) was eligible to receive an annual bonus of up to 25% of his base salary, and (iv) earned additional bonuses of $450,000 upon the occurrence of certain stated objectives. All of the objective payments have been earned including the $250,000 paid as a bonus in 1997. In the event of Mr. Lerdal's involuntary termination (other than for cause) including non-renewal of the employment period, he would receive a severance payment equal to two years base salary plus health care and life insurance coverage for an additional two years. In the event of Mr. Lerdal's involuntary termination or resignation within six months of a change in control, Mr. Lerdal would receive a lump sum payment equal to one year's salary in addition to the payments set forth in the immediately preceding sentence. The severance provisions of the agreement were paid in March 1997. Mr. Lerdal gave the Company notice of his intent not to renew the agreement and the agreement expired by its terms on March 31, 2000. Effective April 1, 2000, Mr. Lerdal became an at-will employee of the Company with an annual base salary of $250,000.

   The Company and Mr. Langtry entered into a Retention Agreement on April 1, 1999 that provided that Mr. Langtry would be paid his annual base salary of $95,000 until the agreement expired on September 30, 1999. Under the terms of the agreement, after September 30, 1999, Mr. Langtry continued to be employed by the Company as an at will employee, his annual base salary was raised to $120,000 and he was paid a bonus in the amount of $36,250 on December 31,1999 (see also Summary Compensation Table). If Mr. Langtry is discharged (other than as a result of a termination for cause) he will receive a lump sum severance payment in the amount of $72,500.

   Ms. Urhausen and the Company entered into an Employment Agreement on December 22, 1998 that provided that Ms. Urhausen was to be employed (unless terminated for cause) at her annual base salary of $160,000 for the one-year period beginning January 1, 1999. Under the terms of the Employment Agreement, if Ms. Urhausen's employment with the Company ceased for any reason during the term of the agreement she was to receive a lump sum severance payment equal to $160,000 and if Ms. Urhausen's employment did not cease she was to receive a quarterly payment. Since Ms. Urhausen remained employed by the Company, on each of March 31, June 30, September 30 and December 31, 1999, she received a quarterly payment of $40,000 and the severance payment was reduced by each such payment (see Summary Compensation Table).

   Mr. Werth and the Company entered into a retention incentive agreement in 1998 pursuant to which Mr. Werth received a quarterly bonus (see Summary Compensation Table). Pursuant to the terms of a Separation Agreement and Mutual Release entered into by the Company and Mr. Werth as of March 31, 1999, upon mutual agreement of Mr. Werth and the Company, Mr. Werth's employment with the Company terminated effective March 31, 1999 and he received a lump sum payment of $281,250 consisting of a bonus payment, severance and accrued vacation.

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee was comprised of Messrs. Christenson and Duthie from January 1, 1999 until August 18, 1999. Gerald R. Morgan was elected to the Compensation Committee on August 18, 1999 and Michael D. Winn was elected to the Compensation Committee on November 23, 1999 and each served on the Committee for the remainder of the fiscal year ending December 31, 1999. No member of the Compensation Committee has ever been an officer or employee of the Company. Mr. Lerdal and Ms. Urhausen may have attended meetings of the Compensation Committee, but were not present during deliberations or discussions regarding his or her own compensation.

   No interlocking relationship exists between the members of the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Certain Relationships and Related Transactions

   Mr. Winn is the president, sole director and sole stockholder of Terrasearch, Inc. Terrasearch entered into a Consulting Agreement with the Company on January 1, 2000. Pursuant to the terms of the Consulting Agreement, Terrasearch will be paid a yearly fee of $225,000, plus expenses, through December 31, 2000 for providing consulting or financial services in connection with the identification of a merger partner or company or business for the Company to acquire. The agreement will automatically renew for a one-year period unless either party gives notice of its intent not to renew. In connection with the Consulting Agreement, the Company also issued Terrasearch warrants to purchase up to 500,000 shares of Common Stock of the Company at an exercise price of $1.00 per share. The warrants become exercisable on January 1, 2002 and expire December 31, 2005.

   Mr. Morgan is the Chief Operating Officer of Francisco Partners, L.P., a partnership formed to make private information technology buy-out investments. In April 2000, the Company agreed to invest $5 million over the next six years in Francisco Partners, L.P., a partnership formed to make private information technology buy-out investments which is expected to raise up to $2.5 billion from investors. The Company received limited partnership interests for its investment. Assuming that Francisco Partners, L.P. raises the total anticipated capital of $2.5 billion, the Company's investment will aggregate to a less than 0.2% ownership interest in the partnership. The Company had invested a total amount of $840,000 as of September 30, 2000.

Compensation Committee Report on Executive Compensation

   The Compensation Committee of the Board reviews, recommends and approves the compensation arrangements for management of the Company with respect to salaries, bonuses and grants of options to purchase shares of Common Stock under the Company's 1993 Option Plan.

   Cash Based Compensation

   All of the executives listed in the Summary Compensation Table except Mr. Werth had employment contracts with the Company for all or a portion of 1999. The contracts were negotiated by the Chief Executive Officer of the Company and approved by the Compensation Committee. The Company had survey information from previous years that it used to determine the base salary of the executives. Some of the bonus awards for 1998 and 1999 were payable by formula included in the contracts. The contracts enumerated certain payments when certain events occurred. The most significant event in 1998 was the sale of the Company's indirect interest in the EcoElectrica Project and in 1999 the sale of the Company's indirect interest in the Chateaugay Project. The bonus payments were based on a percentage of the proceeds received from the sale of such projects.

   Compensation of the Chief Executive Officer

   Mr. Lerdal and the Company were parties to an employment agreement that expired March 31, 2000. The initial term was for a period of three years and was subject to renewal periods of one year. The agreement was renewed once and was in effect for the 1999 fiscal year. Mr. Lerdal's base salary of $400,000 per year and bonus opportunities were set forth in such employment agreement. The Compensation Committee is the sole determinant of whether, and in what amount, any bonuses are to be paid to Mr. Lerdal. In January 2000, the Compensation Committee approved a bonus of $350,000 earned for 1999 and $250,000 earned for 1998. Such bonuses were paid based on a report prepared by Arthur Andersen LLP which analyzed the compensation paid to Mr. Lerdal in 1999 and the payment of a bonus to Mr. Lerdal for 1998 and 1999 in light of the nature of the services provided by Mr. Lerdal and market competitive pay practices.

   The rational and criteria for paying bonuses to Mr. Lerdal for 1998 and 1999 included, among other things: the successful disposition of several assets, including the sale of the Company's indirectly held 50% interest in the EcoElectrica Project in December 1998; the substantial reduction of the Company's debt, including the satisfaction and discharge of the Company's Senior Secured Notes and all accrued interest in December 1998 and the payment in full of the accrued and unpaid dividends in April 1999 on the Company's formerly outstanding Preferred Redeemable Increased Dividend Equity Securitiessm, 8 1/4% PRIDESsm, Convertible Preferred Stock; the successful outcome in several litigation matters involving the Company and its subsidiaries; the increase in the intrinsic value of the Company over the last two years; the identification and investment by the Company in new development projects; and the substantial completion of the KENETECH Windpower, Inc. bankruptcy.

   Stock Option Grants

   Historically, stock option grants were the principal vehicle for the payment of long term compensation to the Company's employees. No grants have been made to any of the Company's employees since 1996 because the value of the Company's stock has been too uncertain to either retain employees or reward them for their efforts.

                                          Charles Christenson
                                          Gerald R. Morgan, Jr.
                                          Michael D. Winn

   Notwithstanding anything to the contrary set forth in the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate other filings, including this Information Statement, in whole or in part, the foregoing Compensation Committee Report, and the performance graph immediately following, shall not be incorporated by reference into any such filings.

Performance Graph

   The following performance graph reflects the cumulative total stockholders' return on the Common Stock as compared with the cumulative total return of the Nasdaq Stock Market (U.S.) Index, the Russell 2000 Index, the Nasdaq Financial Index, the S&P Midcap 400 Index and the S&P Energy Sector Index. The graph assumes a $100 investment in Common Stock of the Company and a $100 investment in each of the indices beginning on December 31, 1994 and ending December 31, 1999. The graph also assumes that any dividends were reinvested. The Company chose the indices included in the performance graph because it does not believe it can reasonably identify a peer group. In addition, there are no public companies known to the Company with a similar scope of business as the Company.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

                        [PERFORMANCE GRAPH APPEARS HERE]

                                           END OF FISCAL YEAR
                            12/94    12/95    12/96    12/97    12/98    12/99
                           -------  -------  -------  -------  -------  -------
KENETECH Corporation       100.00    11.30     0.35      0.45     1.81    4.03
Nasdaq Stock Market (U.S.) 100.00   141.33   173.90    213.07   300.43  557.58
Russell 2000               100.00   127.49   154.73    203.91   190.76  187.92
Nasdaq Financial           100.00   145.68   187.03    286.10   277.70  277.35
S&P Midcap 400             100.00   130.94   156.08    206.43   236.21  270.99
S&P Energy Sector          100.00   130.77   164.48    206.00   207.11  254.16

Beneficial Ownership of Shares

   The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of October 20, 2000 for (i) each person known to the Company beneficially to own 5% or more of the outstanding shares of its Common Stock, (ii) each of the Company's directors, the Chief Executive Officer and the named executive officers, and (iii) all directors and executive officers as a group. The table is based upon information supplied to the Company by its officers, directors and principal stockholders. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

    Name of                               Number of Shares
   Beneficial                             Of Common Stock         Percentage of
   Owners (1)                          Beneficially Owned (2) Shares Outstanding (3)
   ----------                          ---------------------- ----------------------
Mark D. Lerdal (4)....................       11,365,458                35.5%
 500 Sansome Street, San Francisco, CA
Charles Christenson (5)...............           67,000                   *(6)
Gerald R. Morgan, Jr. ................          170,000                   *
Michael D. Winn.......................           50,000                   *
Andrew M. Langtry.....................                0                   *
Dianne P. Urhausen....................           35,000                   *
Michael U. Alvarez (7)................            1,441                   *
Mervin E. Werth (7)...................                0                   *
All directors and executive officers
 as a group (including former
 executive officers who are named
 executive officers) (8 persons)......       11,688,899                36.5%

--------
(1) Information for beneficial owners of 5% or more of the Company's Common Stock is reported from and as of the date of such owner's latest Schedule 13D or 13G (as amended) provided to the Company.

(2) Except as otherwise specifically noted, the number of shares stated as being beneficially owned by a specified person includes (a) all options, warrants and other rights under which such person could acquire Common Stock currently and within 60 days following October 20, 2000, and (b) shares believed by the Company to be held beneficially by spouses. The inclusion of shares herein, however, does not constitute an admission that the persons named as stockholders are direct or indirect beneficial owners of such shares.

(3) The percentages are calculated based on 31,970,164 shares of Common Stock outstanding on October 20, 2000.

(4) On October 24, 2000, Mr. Lerdal entered into the Subscription and Contribution Agreement with Parent and VAC, pursuant to which Mr. Lerdal agreed to contribute his 11,365,458 Shares to Parent in exchange for capital stock in Parent. Mr. Lerdal also entered into a Voting Agreement with Parent and Purchaser on October 25, 2000 whereby Mr. Lerdal agreed to vote his 11,365,458 Shares in favor of the Merger and the Merger Agreement.

(5) Includes 47,000 shares issuable upon the exercise of options outstanding as of October 20, 2000.

(6) * Does not exceed one percent of the class so owned.

(7) Mr. Alvarez's employment agreement expired March 23, 1999. Mr. Werth and KENETECH entered into a separation agreement effective March 31, 1999.

                         COMPLIANCE WITH SECTION 16(A)

   Section 16(a) of the Exchange Act and regulations of the Securities and Exchange Commission thereunder require the Company's executive officers and directors and persons who own more than ten percent of the Company's stock, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Executive officers, directors and persons owning more than ten percent of the Company's stock are required by the SEC's regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Forms 3, 4 and 5 and amendments thereto received by the Company and written representations that no other reports were required for those persons, the Company believes that, during the fiscal year ended December 31, 1999, all filing requirements applicable to its executive officers, directors and owners of more than ten percent of the Company's stock were complied with on a timely basis.

                                                                    SCHEDULE II

October 25, 2000

Special Committee of the Board of Directors
Kenetech Corporation
500 Sansome Street
San Francisco, CA 94111

Dear Special Committee Members:

   We understand that KC Holding Corporation ("KCH" hereinafter) proposes to cause KC Merger Corp. ("KCM" hereinafter), a direct wholly-owned subsidiary of KCH, to make a tender offer (the "Offer") to purchase any and all of the shares of common stock of Kenetech Corporation (the "Company" or "Kenetech" hereinafter), together with its associated rights attached thereto issued pursuant to the Rights Agreement (collectively, the "Shares"), at a purchase price of $1.04 per Share, (the "Offer Price"), net to the seller in cash, without interest thereon. Pursuant to the draft Agreement and Plan of Merger dated October 25, 2000 (the "Merger Agreement" hereinafter) among KCH, KCM and Kenetech, KCM will merge with and into Kenetech. Following the merger, the separate corporate existence of KCM will cease and Kenetech shall continue as the surviving corporation. Mark Lerdal, the President, Chief Executive Officer and Director of Kenetech ("Nonvoting Director"), has entered into a subscription and contribution agreement with KCH and KCM pursuant to which the Nonvoting Director agreed to contribute his shares of the Company to KCH in exchange for capital stock of KCH. Such transaction and all related transactions are referred to collectively herein as the "Transaction".

   You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

   In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

   1. reviewed the Company's annual reports to shareholders on Form 10-K for the fiscal years ended 1995 through 1999, the quarterly reports on Form 10-Q for the two quarters ended June 30, 2000 and the Company financial statements for the period ended September 30, 2000, which Company's management has identified as being the most current financial statements available;

   2. met with certain members of the Company management, auditors and tax advisors, and Astoria Energy, LLC to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

   3. discussed the operations, financial condition, future prospects and projected operations and performance of the companies in which Kenetech has invested ("Company Investments") with Company management and certain members of the senior management of the Company Investments;

   4. reviewed the Merger Agreement and the letter from the Company dated October 25, 2000 ("Company Letter");

   5. reviewed financial statements and forecasts and projections for certain of the Company Investments;

   6. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

   7. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company and the Company Investments;

   8. reviewed various documents relating to the Company and the Company's Investments;

                                                                         Page 2
Special Committee of the Board of Directors
Kenetech Corporation
October 25, 2000

   9. reviewed various documents provided by counsel to the Special Committee relating to the cause of action filed in the Delaware Court of Chancery styled Kohls v. Duthie et al. and relied on the views expressed by counsel to the Special Committee with respect to it; and

  10. conducted such other studies, analyses and inquiries as we have deemed appropriate.

   We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and the Company Investments, where applicable, and that, except to the extent provided for in the Company Letter, there has been no material change in the assets, financial condition, business or prospects of the Company and Company Investments, where applicable, since the date of the most recent financial statements made available to us. We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and the Company Investments and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties, assets or liabilities of the Company and the Company Investments. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

   Houlihan Lokey's conclusions stated herein are directed to the Special Committee and the Board of Directors, address only the fairness of the consideration to be received by the stockholders (except Mr. Mark D. Lerdal) in the Transaction and do not address the relative merits of the Transaction, any other matter provided for or contemplated by the Merger Agreement or any other transaction that may have been available as an alternative to the Transaction whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, this opinion addresses only issues related to the fairness, from a financial point of view to the stockholders (except Mr. Mark D. Lerdal), of the price for the sale of common stock, and we do not express any views on any other terms of the Merger Agreement, or any other agreement. In addition, we have assumed that in the course of obtaining the necessary regulatory and third party consents for the Transaction, no delay or restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

   Our conclusions stated herein do not constitute a recommendation to the Special Committee, the Board of Directors or stockholders as to whether the stockholders should tender their shares of common stock in the Offer or how the Special Committee, the Board of Directors or the stockholders should vote with respect to any matter relating to the Transaction, and do not address the underlying business decisions of the Board and the Special Committee to enter into the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

   All valuation methodologies that estimate the net worth of an enterprise on a going-concern basis are predicated on numerous assumptions pertaining to prospective economic and operating conditions. Unanticipated events and circumstances may occur and actual results may vary from those assumed. The variations may be material.

   We examined the valuation of the Company on a going-concern basis, meaning that the underlying assets of a business entity are presumed to attain their highest values in continued operation and that liquidation of said assets would likely diminish the value of the whole to the shareholders and creditors.

   Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the stockholders (except Mr. Mark D. Lerdal) of the Company in connection with the Transaction is fair to them from a financial point of view.

                                                                         Page 3
Special Committee of the Board of Directors
Kenetech Corporation
October 25, 2000

   The Opinion is furnished solely to the Special Committee, the Board of Directors, and the Company. The Opinion may be relied upon only by the Special Committee and the Board of Directors and may not be relied upon by any other person, may not be quoted, referred to or reproduced at any time, in any matter or for any other purpose without our express, prior, written consent, which consent will not be unreasonably withheld (except that it may be filed in total by the Company as required under applicable federal securities laws). The Opinion is delivered to the Special Committee subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and in our engagement letter dated August 24, 2000, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates. Houlihan Lokey has been retained on behalf of the Special Committee, and has delivered the Opinion to the Special Committee and also to the other members of the Board of Directors. Houlihan Lokey's Opinion will not be used for any other purpose other than in connection with the Transaction.

                                          Houlihan Lokey Howard & Zukin
                                           Financial Advisors, Inc.

                                                                    SCHEDULE III

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

ROBERT L. KOHLS and LOUISE A. KOHLS

      Plaintiffs,

    v.

ANGUS M. DUTHIE, MARK D. LERDAL,
GERALD R. ALDERSON, and CHARLES                Civil Action No. 17762-NC
CHRISTENSON,

      Defendants, and

KENETECH CORPORATION,

      Nominal Defendant.


                            FIRST AMENDED COMPLAINT

           Plaintiffs, Robert L. Kohls and Louise A. Kohls (collectively "Plaintiffs"), by and through their attorneys, allege as follows:

                              NATURE OF THE ACTION

           1. KENETECH Corporation ("KENETECH" or the "Corporation") is a corporation organized and existing under the laws of the State of Delaware. Incorporated on February 25, 1986, under its original name, USW, Inc., the Corporation was the parent holding company of KENETECH Windpower, Inc. (formerly U.S. Windpower, Inc.). With its subsidiaries, the Corporation had historically participated in developing, constructing, financing, operating, managing and selling independent power projects and manufactured wind turbines. As of October 30, 1999, the Corporation reported that it had 41,919,218 shares of common stock issued and outstanding.

           2. This action is brought derivatively or behalf of KENETECH to enforce the rights of KENETECH to acquire 12,865,458 shares of KENETECH's common stock for nominal consideration.
           3. Plaintiffs are excused from making a demand under Rule 23.1. The reasons that such a demand is excused include:
                (1) This action arises out of the decision of the individual defendants (the "Defendants"), who were then the sole members of the board of directors (the "Board") of KENETECH, to cause KENETECH not to purchase 12,865,458 shares of its common stock (the "Stock") for a total purchase price of $1,000 when at the time the Stock was available for KENETECH's purchase in December 1997. That Stock was trading for approximately $.065 per share and thus had a market value of approximately $800,000. (The Stock now trades for over $.60 a share and has a market value of over $8.2 million). The Defendants were aware the Stock would be sold and that the price would be nominal. No valid exercise of business judgment supported the Defendants' decision not to have KENETECH acquire that Stock at that time for $1,000.
                (2) The Stock was instead acquired by defendant Lerdal who, as a result, has an interest in preserving that transaction from attack and is therefore disqualified from considering a demand that KENETECH bring this action in its own behalf.
                (3) Defendant Christenson is also disqualified from considering a demand that he bring this action because he is liable for breaching his fiduciary duty to KENETECH in connection with the purchase of the Stock. Neither the business judgment rule nor the director exculpation provisions in the KENETECH certificate of incorporation protect Christenson from this liability because he did not act in good faith in this matter and in doing so favored Lerdal over KENETECH in breach of Christenson's duty of loyalty.

Christenson did not act in good faith because:
              (1) He failed to obtain competent legal, financial or accounting advice that KENETECH should not buy the stock; and
              (2) The reasons offered by Lerdal to justify his taking the Stock from KENETECH were false on their face and could not have been believed by Christenson. Thus:
                  (1) Lerdal claimed that KENETECH was insolvent, but Christenson knew at the time the Stock was purchased on December 29, 1997 that, because the EcoElectrica project had obtained construction financing on December 15, 1997, KENETECH's interest in EcoElectrica was worth much more than the $19.5 million book value at September 27, 1997, that was reported on the Form 10Q filed on November 7, 1997 with the Securities and Exchange Commission ("SEC"). Indeed, Defendant Alderson has testified under oath that he informed the Board at a meeting in June 1997 that values of $150 million and $200 million for KENETECH's interest in EcoElectrica, expressed in an analysis presented to the Board, "were still low" and that Defendant Duthie agreed with that comment. (An offer to purchase KENETECH's interest in EcoElectrica was received in July 1998 for an amount in excess of $237 million and its interest was ultimately sold in December 1998 for $252 million). As a result, all of the Defendants, including specifically Christenson and Lerdal, knew that the fair value of KENETECH's interest in EcoElectrica n December 1997 exceeded $200 million. The Defendants also were aware that if the reported book value of EcoElectrica was adjusted to reflect its fair value, the $180.5 million difference ($200 million minus $19.5 million) was sufficient to make KENETECH solvent by more than $48 million at the time of Lerdal's purchase of the Stock in December 1997, based on the Form 10Q filed in November 1997 (as confirmed by the subsequent filing on

Form 10K for December 31, 1997).
                  (2) Lerdal claimed that the terms of the Senior Notes prevented KENETECH from purchasing the Stock, but Christenson knew that the Senior Notes were already in default for failure to pay millions of dollars in interest and the Senior Notes holders had permitted KENETECH to pay over $1 million in bonuses to KENETECH's officers because they knew that they would be paid in full when EcoElectrica was sold and therefore would not have objected to paying $1,000 to buy the Stock; and
                  (3) Lerdal claimed the PRIDES Certificate of Designations precluded it from purchasing the Stock, but Christenson knew that the PRIDES, as a contingent defensive measure, would have favored KENETECH purchasing the Stock had KENETECH disclosed to them that the Company intended to involuntarily convert the PRIDES into common stock in less than five months, rather than meet its obligations to the PRIDES under the Certificate of Designations, consistent with the winding up that was then underway.
                  (4) Furthermore, the failure of the Board to cause KENETECH to take advantage of a corporate opportunity to acquire one-third of KENETECH's common stock for $1,000, merely because such a purchase might violate technical covenants in the instruments governing the Senior Notes and the PRIDES, would have been a breach of its fiduciary duty under well-established case law in Delaware.
                  (4) As a result of the foregoing, there is not a majority of the Board of Directors of KENETECH qualified to consider a demand to bring this action.
           4. Plaintiffs seek relief to protect the Corporation and its stockholders from the unlawful and inequitable conduct of the Defendants, and to enforce the right of KENETECH to acquire its Stock.

           5. The Plaintiffs lack an adequate remedy at law.

                                  THE PARTIES

           6. Plaintiffs, Robert L. Kohls and Louise A. Kohls, are, and at all times relevant to the actions complained of here were, stockholders of KENETECH.
           7. Defendant Mark D. Lerdal ("Lerdal") has been a director, as well as President and Chief Executive officer of the Corporation from 1996. For the years 1996, 1997 and 1998, he received aggregate cash compensation in excess of $3 million, including a cash severance payment in 1997 of $1,163,919, even though he had not been terminated by the Board.
           8. Defendant Gerald R. Alderson ("Alderson") was a director of the Corporation. He also is a former Chairman of the Board of Directors and former President and Chief Executive Officer. In 1996, Mr. Alderson received over $1.1 million of cash compensation, including a $965,000 severance payment upon his resignation as Chief Executive Officer.
           9. Defendant Angus M. Duthie ("Duthie") was the Chairman of the Board of Directors and a member of the Board when the actions complained of occurred.
           10.Defendant Charles Christenson ("Christenson") is a director of the Corporation and was a member of the Board when the actions complained of occurred.
           11.Together the Defendants constituted the entire Board of Directors of the Corporation in December 1997. Each of the Defendants had been a director of the Corporation continuously since at least August 1996.

                              FACTUAL ALLEGATIONS

           12.On or about October of 1997, Lerdal was advised that a stockholder of KENETECH, Hillman Company, was shopping the Stock and was going to sell the Stock in 1997. Thereafter, the other individual Defendants were also advised that the Stock was for sale and considered jointly purchasing it. Duthie was persuaded by Lerdal to permit Lerdal to buy the Stock alone and the other Defendants agreed.
           13.Lerdal acquired thereafter the 12,865,458 shares of the Corporation at a bargain price. The transaction closed on December 29, 1997, after which 1,500,000 shares were placed in an irrevocable trust for his children. The remaining 11,365,458 shares owned by Lerdal as a result of the December 29, 1997 purchase and options to acquire 46,000 shares, represent 27% of the Corporation's outstanding common stock. Together with his children, Mr. Lerdal controls approximately 31% of the Corporation's stock whose stock market value at the close of trading February 18, 2000 was over $8.2 million and for which Lerdal paid only $1,000 on December 29, 1997.
           14.The purchase of the Stock was an opportunity that KENETECH was able to undertake. KENETECH had a capital surplus from which to purchase the Stock, taking into account the fair value of its assets.
           15.The purchase of the Stock by Lerdal constituted the taking of a corporate opportunity that belonged to KENETECH. The Defendants were aware that Lerdal was acquiring the Stock. By acquiescing in that breach of fiduciary duty by Lerdal, Defendants other than Lerdal aided and abetted his breach.
           WHEREFORE, Plaintiffs respectfully request that this Court grant relief and enter judgment in their favor and against the Defendants, and enter orders:

          A. Declaring and adjudging that the purchase of the Stock constituted the taking of a corporate opportunity and is null and void;
          B. Requiring Lerdal to transfer the Stock to KENETECH for the nominal consideration he paid;
          C. To the extent that the Stock may not be transferred to KENETECH, awarding KENETECH damages for the fair value of the Stock and holding Defendants jointly and severally liable for those damages; and,
          D. Awarding Plaintiffs legal fees, costs of suit and such other relief as the Court may deem to be equitable and just.

                            MORRIS, JAMES, HITCHENS & WILLIAMS LLP

                            s/ Stephanie M. Tarabicos
                             --------------------------------------------------
                            Edward M. McNally (#614)
                            Stephanie M. Tarabicos (#3442)
                            222 Delaware Avenue--10th Fl.
                            P.O. Box 2306
                            Wilmington, Delaware 19899
                            (302) 888-6800
                            Attorneys for Plaintiffs

Dated: February 23, 2000

                                                                     SCHEDULE IV

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

ROBERT L. KOHLS and LOUISE A. KOHLS

      Plaintiffs,

    v.

ANGUS M. DUTHIE, MARK D. LERDAL,
GERALD R. ALDERSON, and CHARLES              Civil Action No. 17762-NC
CHRISTENSON,

      Defendants, and

KENETECH CORPORATION,

      Nominal Defendant.


                               MEMORANDUM OPINION

                           Submitted: April 20, 2000
                             Decided: July 26, 2000

Edward M. McNally, Esquire and John T. Meli, Jr., Esquire, of MORRIS, JAMES, HITCHENS & WILLIAMS LLP, Wilmington, Delaware, Attorneys for Plaintiffs.

Charles F. Richards, Jr., Esquire, Raymond J. DiCamillo, Esquire and Thad J. Bracegirdle, Esquire, of RICHARDS, LAYTON & FINGER, Wilmington, Delaware, Attorneys for Defendants.

LAMB, Vice Chancellor

                                I. INTRODUCTION

           In October 1997, the largest holder of Kenetech Corporation common stock advised Kenetech's President and CEO, Mark D. Lerdal, who was also a director, that it was "shopping" its 12.8 million share block (over 30% of the common outstanding) and meant to sell those shares by year-end. The other directors also learned of these facts and considered purchasing the shares jointly. They and Lerdal also knew that the block could be acquired at a nominal price. Without formally meeting to analyze Kenetech's options, the directors failed to cause Kenetech to take advantage of the opportunity to buy those shares. Rather, in December 1997, Lerdal purchased the shares for a mere $1,000.

           Plaintiffs Robert L. and Louise A. Kohls, who are Kenetech stockholders, filed this derivative action on February 3, 2000, seeking to enforce the company's right to purchase those shares. The Kohls assert that the
12.8 million Kenetech shares were worth far more than $1,000 when purchased from Hillman and are now valued at over $8.2 million. The Kohls allege that the opportunity to buy the shares belonged to Kenetech and that Lerdal breached his duty of loyalty by appropriating it for himself. They also claim that the other directors breached their fiduciary duties to Kenetech by their acquiescence in Lerdal's action and their failure properly to pursue and protect Kenetech's interests in exploiting the opportunity presented.

           By the time the Kohls filed this action, two of the directors had resigned from the Kenetech board and been replaced with new outside directors. A third, Charles A. Christenson, remained on the Kenetech board.

           The defendants in this action filed a motion to dismiss for failure to state a claim and failure to comply with the demand requirement of Rule
23.1. For the reasons set forth below, I deny defendants' motions.

                           II. FACTUAL BACKGROUND /1/

A. The Parties

           Plaintiffs Robert L. and Louise A. Kohls have purportedly been Kenetech stockholders at all times relevant to this action.

           Nominal Defendant Kenetech is a Delaware corporation with its principal office in San Francisco, California. As of October 30, 1999, Kenetech had 41,919,218 outstanding shares of common stock. The Hillman Company, which is not a party to this action, held about 30% of those shares at the time of the events described herein.

           Defendant Mark D. Lerdal has been a Kenetech director and its President and CEO, since 1996. In 1997, Lerdal received a substantial cash severance payment from Kenetech. He was not, however, terminated. /2/

           Defendant Charles A. Christenson is now and has since 1980 been a Kenetech director. Defendants Angus M. Duthie and Gerald R. Alderson were the other two board members at the time of the matters alleged, but terminated their directorial roles as of August 18, 1999. Duthie and Alderson were replaced on the Kenetech board by two outside independent directors.

---------------------
/1/ The facts recited herein are taken from the complaint. Solely for the reader's convenience, I include and identify certain background facts found in this court's Opinions in either Quadrangle Offshore (Cayman) LLC v. Kenetech Corp., Del. Ch., C.A. No. 16362, Steele, V.C. (Oct. 13, 1999), aff'd, Del. Supr., 751 A.2d 878 (2000) (ORDER), or KohIs v. Kenetech Corp., Del. Ch., C.A. No. 17763, Lamb, V.C. (July 26, 2000).

/2/ As I noted during oral argument, such arrangements are not unheard of and, if properly approved, are presumably valid.

B. The Hillman Offer

           Kenetech historically operated in the electric utility market. Beginning in 1995, Kenetech's business deteriorated significantly. Over time, Kenetech sold off most of its assets and ceased most of its operations. In June 1996, Kenetech defaulted on $99 million worth of its Senior Notes. Thus, Kenetech faced the threat of an involuntary bankruptcy.

           In October 1997, a Hillman representative contacted Lerdal, stating that it was prepared to sell its approximately 13 million Kenetech shares for a nominal price. Lerdal expressed his personal interest in such a transaction. Another Hillman representative contacted one or more of the other directors who then discussed the possibility of all four Kenetech directors jointly purchasing the shares. Lerdal discouraged these discussions. /3/

           In December, Hillman again contacted Lerdal and told him that Hillman had not found a buyer. Lerdal agreed to buy the shares for $1,000 and the transaction closed before year-end. /4/ Plaintiffs allege that at the then-trading price of $0.065, those shares were valued at over $800,000. It is alleged that the board never met to consider whether Kenetech

---------------------
/3/ Vice Chancellor Steele found that when the other directors wanted to participate in the opportunity, "Lerdal resisted on the grounds that director Alderson and Hillman Co.'s representatives were on bad terms." Quadrangle at 14.

/4/ Vice Chancellor Steele quoted Lerdal's surprisingly blunt testimony about how he closed the stock purchase with Hillman in December 1997:

           "I got a call from Mark Laskow [Hillman's representative], who said, 'We haven't been able to dump these things.'

           I said, 'Well, I would be interested in buying them.'

           He said, 'Okay.'

           And I said, 'What do you want me to pay?'

           He said, 'A thousand bucks, $5,000. It's sort of irrelevant.'

           I said, 'I'll pay a thousand.'

           And that is how the negotiation went."

           Quadrangle at 15 (emphasis in original).

could or should take the opportunity to purchase the shares itself. It is alleged, however, that Lerdal told the other directors, outside the context of a board meeting, that Kenetech could not purchase the shares for a variety of reasons, all relating to its poor financial condition. These reasons included: the prohibition found in (S)160(a)(1) of the Delaware General Corporation Law against a corporation repurchasing shares at a time when its capital is impaired, restrictive covenants found in Kenetech's Senior Notes, and certain protective provisions of Kenetech's charter relating to a series of preferred stock denominated as PRIDES. /5/ The complaint alleges that since the board never met to consider the question of repurchasing the block of shares, it never obtained independent legal, financial or accounting advice on the subject. Plaintiffs also allege that the reasons identified by Lerdal did not, in fact, prevent Kenetech from purchasing the shares.

C. The Eco-Electrica Sale

           By the time of Hillman's offer, Kenetech had sold-off a large part of its assets but retained its one-half interest in an electric plant project called Eco-Electrica. /6/ In December 1997, just prior to the challenged stock purchase, Kenetech obtained construction financing for the project, thus increasing its value significantly. In December 1998, Kenetech closed a sale of its Eco-Electrica interest, realizing $252 million in the transaction. Kenetech's market value has risen accordingly. Thus, Lerdal's shares purchased from Hillman for $1,000 are now worth well over $8 million.

---------------------
/5/ "PRIDES" is an acronym referring to Kenetech's Preferred Redeemable Increased Dividend Equity Securities.

/6/ Though not directly pertinent to this Opinion, the Notes holders agreed not to force Kenetech into bankruptcy because of their understanding that by allowing Kenetech to obtain certain financing and regulatory approval for this project, the amount Kenetech could realize in any sale would increase substantially, thus making more likely a full satisfaction of the debt.

                         III. THE PARTIES' CONTENTIONS

           The defendants moved to dismiss the complaint on the ground that the demand upon the board required by Court of Chancery Rule 23.1 was neither made nor excused. Defendants concede Lerdal's interest in a demand but argue that the other 3 members of the 4-man board of directors are disinterested and independent and, therefore, demand was required. Defendants point out that half of the Kenetech board at the time of Lerdal's stock purchase has been replaced and argue that plaintiffs fail to show that Christenson is either interested in that transaction or controlled by Lerdal.

           Defendants also moved to dismiss the complaint for failure to state a valid corporate opportunity claim, relying on the Delaware Supreme Court's opinion in Broz v. Cellular Information Systems, Inc. /7/ First, they say, Kenetech's capital was impaired, so it could not statutorily repurchase its own shares. /8/ Second, the provisions of its debt instruments prevented a repurchase. Third, the PRIDES Certificate of Designations prevented Kenetech from repurchasing any of its common shares at a time the PRIDES dividends were in arrears. Finally, defendants argue, Kenetech had no expectancy in the opportunity. For each of those reasons, Lerdal could purchase the shares without concern for Kenetech's interest therein.

           Plaintiffs counter by arguing that Lerdal's usurpation of the extraordinary opportunity for Kenetech to repurchase one-third of its shares for nominal consideration (and the other directors' complicity in the same) evidences faithless conduct. Plaintiffs argue that Kenetech's capital was impaired only because it carried its Eco-Electrica investment at a

---------------------
/7/ Del. Supr., 673 A.2d 148 (1996).

/8/ See 8 Del. C. (S)160.

mere $19.5 million book value. The directors knew that Eco-Electrica's fair value was at least $200 million and that a revaluation would produce over $48 million in surplus.

           Plaintiffs also claim that no properly motivated director would believe that either the preferred stockholders or the Senior Notes holders would have prevented Kenetech from making a $1,000 purchase of one-third of its stock. First, the PRIDES holders had an interest in seeing the purchase made because they were imminently confronting a mandatory conversion into common. /9/ Second, since the board had already obtained the Senior Notes holders' consent to over $1 million in bonus payments to Kenetech's officers, it stood to reason that they would allow a mere $1,000 payment to buy the stock. In any event, since Kenetech was already in default, plaintiffs' contend that those holders could attain no additional rights by virtue of an unauthorized $1,000 share repurchase. Further, plaintiffs argue, even if the PRIDES holders' and Senior Notes holders' respective cooperation could not be presumed, the opportunity to buy one-third of the company for $1,000 provided such a great benefit to Kenetech's stockholders that the board was required to efficiently breach those contracts.

           Plaintiffs then argue that demand was excused at the time they filed their complaint because there was not a disinterested and independent majority of directors on whom to make such a demand. Lerdal is concededly conflicted because he actually bought the stock. Christenson is also conflicted, plaintiffs argue, because of his knowledge of the operative facts and his failure (and that of defendants Duthie and Alderson) to take steps to protect the interests of Kenetech in making the purchase.

---------------------
/9/ As discussed in greater detail in the Companion Opinion and in Quadrangle, the PRIDES holders faced a mandatory conversion of their preferred shares to common stock on May 14, 1998. Thus, their interest was consonant with the common stockholders' interest in consolidating their pro rata ownership of the corporation.

                                  IV. ANALYSIS

A. Standards

           In order to survive a motion to dismiss under Court of Chancery Rule 12(b)(6), the complaint must allege facts that, if true, establish every element of a claim upon which relief can be granted. /10/ For Rule 12(b)(6) purposes, a complaint need only provide "a short and plain statement" of the facts supporting relief. /11/

           Plaintiffs sue derivatively but did not make a pre-suit demand on the board. Rule 23.1 requires that the complaint allege "with particularity," the justification for not making a demand. /12/ This heightened pleading standard exists because "the derivative suit impinges on the managerial freedom of directors." /13/ In order to assert a claim on behalf of the corporation, a plaintiff stockholder must show that "the directors are under an influence which sterilizes their discretion" /14/ or "are incapable of making an impartial decision regarding such litigation." /15/

           In Aronson v. Lewis, the Delaware Supreme Court articulated a two-part test for demand excusal: as a general rule, demand is excused where the complaint alleges, with particularity, facts that establish a reasonable doubt that either (a) the directors are disinterested and independent, or (b) the challenged transaction is otherwise the product of a valid exercise of the directors' business judgment. /16/

---------------------
/10/ In re Santa Fe Pac. Corp. Shareholders Litig., Del. Supr., 669 A.2d 59, 65
(1995).

/11/ Ct. Ch. R. 8(a).

/12/ Ct. Ch. R. 23. 1; see also Brehm v. Eisner, Del. Supr., 746 A.2d 244, 254
(2000).

/13/ Aronson v. Lewis, Del. Supr., 473 A.2d 805, 811 (1984).

/14/ Id. at 814.

/15/ Rales v. Blasband, Del. Supr., 634 A.2d 927, 932 (1993).

/16/ Aronson, 473 A.2d at 814.

           Central to this analysis is the operation of the business judgment rule. This is self-evident as to the second prong. But it is equally true of the first. "As to the [first prong] inquiry, directorial independence and disinterestedness, the court reviews the factual allegations to decide whether they raise a reasonable doubt, as a threshold matter, that the protections of the business judgment rule are available to the board." /17/ Relatedly the Aronson court also pronounced that the mere fact that directors would be asked to sue themselves is not a basis for excusing demand." /18/ Nor is it sufficient to allege that the directors had voted to approve the transaction at issue." /19/ Rather, the complaint must allege "specific facts establishing that "the potential for liability is not "a mere threat' but instead may rise to "a substantial likelihood."' /20/ These general statements may be seen as flowing from the premise that, where business judgment protection is available, a mere threat of personal liability resulting from one's participation as a director in approving a transaction should not suffice to sterilize a director's discretion.

           The Aronson court ruled as follows:

           In sum the entire review is factual in nature. The Court of Chancery in the exercise of its sound discretion /21/ must be satisfied that a plaintiff has alleged facts with particularity which, taken as true, support a reasonable doubt that the challenged transaction was the product of a valid exercise of business judgment. Only in that context is demand excused. /22/

---------------------
/17/ Id.

/18/ Id. at 815; see also Brehm, 746 A.2d at 257 n. 34.

/19/ Aronson, 473 A.2d at 817.

/20/ Donald J. Wolfe, Jr. and Michael A. Pittenger, Corporate and Commercial Practice in the Delaware Court of Chancery (S)9-2(b)(3)(iii), 570 (1998) (quoting Rales, 634 A.2d at 936 (quoting Aronson, 473 A.2d at 815)) (hereinafter "Wolfe & Pittenger").

/21/ In Brehm, the Supreme Court overruled this aspect of Aronson and its progeny, holding that de novo review applies to a Rule 23.1 analysis. Brehm, 746 A.2d at ( ).

/22/ Aronson, Del. Supr., 473 A.2d at 815.

           While Aronson's focus on the business judgment rule serves well in most cases, the Delaware Supreme Court has recognized, most notably in Rales v. Blasband, /23/ the existence of situations in which the Aronson analysis cannot apply. This is so, for example, "where the absence of any action or decision on the part of the board to which the demand would be addressed 'makes it impossible to perform the essential inquiry contemplated by Aronson'" /24/ -- whether the presumption of the business judgment rule applies to the challenged transaction. Pertinently, the Rales court concluded that the Aronson test should not be applied "where the subject of the derivative suit is not a business decision of the board." /25/

           Of course, recognizing that the Aronson test cannot be applied in a given situation does not lead the conclusion that demand is excused. Rather, as the Supreme Court said in Rales:

           Instead, it is appropriate in these situations to examine whether the board that would be addressing the demand can impartially consider its merits without being influenced by improper considerations. Thus, a court must determine whether or not the particularized factual allegations of a derivative stockholder complaint create a reasonable doubt that as of the time the complaint is filed, the board of directors could have properly exercised its independent and disinterested business

---------------------
/23/ Del. Supr., 634 A.2d 927 (1993).

/24/ Wolfe & Pittenger, (S)9-2(b)(3)(iii), 578 (quoting Rales, 634 A.2d at
933).

/25/ Id. at 934. Rales also recognized that the Aronson test cannot be applied "where a business decision was made by the board of a company, but a majority of the directors making that decision have been replaced" by the time the complaint is filed. Id. at 934. Here, only 2 of the 4 directors had been replaced in the interim period. Thus, all other things being equal, the Aronson test could still be applied in this case to assess whether the remaining directors --Lerdal and Christenson -- are "conflicted" for purposes of considering a demand. Finally, Rales recognized that the Aronson test should not apply where "the decision being challenged was made by the board of directors of a different corporation." Id.

           judgment in responding to a demand. If the derivative plaintiff satisfies this burden, then demand will be excused as futile. /26/

           It has been observed that this "simple and straightforward inquiry would seem to be the very issue that Aronson, in its more mechanical and roundabout way, was intended to resolve." /27/ Moreover, because this formulation is one of general application (and can as easily be applied in the business judgment rule context addressed in Aronson), "it is arguable that the current state of the law is conceptually inverted and that it would be both simpler and more direct to regard the original Aronson analysis as a subpart of the more generally applicable and flexible principle set forth in Rales." /28/

           For present purposes, I need not wrestle with this last observation because I am persuaded by my review of the amended complaint and the parties' arguments that the Kenetech board of directors did not make a business decision in 1997 regarding the purchase of the Hillman block of shares by either Kenetech or Lerdal. Thus, the Aronson test is irrelevant and I will analyze the demand issue under the standard articulated in Rales-- whether the board can consider a demand "without being influenced by improper considerations." /29/


---------------------
/26/ Id. at 934 (emphasis added).

/27/ Wolfe & Pittenger, (S)9-2(b)(3)(iii), 580.

/28/ Id.

/29/ Rales, 634 A.2d at 924.

B. Can a Majority of the Kenetech Board Consider a Demand?

           It is uncontested that half of the present board is presumed capable of impartially considering a demand. It is equally clear that Lerdal is conflicted from doing so. The question of demand futility thus turns on Christenson. /30/

1. Is Christenson Beholden to Lerdal?

           Plaintiffs acknowledge that Christenson was not financially interested in Lerdal's stock purchase. Nevertheless, arguing by analogy to the first prong of Aronson, plaintiffs say that Christenson is "beholden" /31/ to Lerdal and, thus, not independent. "Independence means that a director's decision is based on the corporate merits of the subject before the board rather than extraneous considerations or influences." /32/ Thus, plaintiffs must show facts tending to suggest that Christenson is so dependent on Lerdal (ordinarily by virtue of financial, familial or other relationships /33/) as to "sterilize" /34/ his ability to consider a demand in this case.

           Plaintiffs present two reasons that allegedly prove Lerdal's domination of Christenson. First, they point to Christenson's vote in favor of Lerdal's generous severance agreement that was paid to Lerdal despite the fact that he did not leave or change his job with the company, and that provided for Kenetech to pay his taxes with respect to that benefit. I cannot conclude that Christenson's vote on this matter shows his domination by Lerdal. First, agreements of this nature are not entirely uncommon and there is nothing inherently improper about them. More importantly, Christenson, an outside director, was simply one of a

---------------------
/30/ See Beneville v. York, Del. Ch., C.A. No. 17638, Strine, V.C, (Jul. 10,
2000) (holding that where half the board is conflicted, demand is excused).

/31/ Rales, 634 A.2d at 936.

/32/ Aronson, 473 A.2d at 816.

/33/ See generally White v. Panic, Del. Ch., C.A. No. 16800, mem. op. at 16-20, Lamb, V.C. (Jan. 19, 2000).

/34/ Levine v. Smith, Del. Supr., 591 A.2d 194, 205 (1991).

unanimous board (other than Lerdal) to approve the transaction. Finally, Christenson's ability to control or influence control over Lerdal's compensation would ordinarily be more suggestive of his domination and control over Lerdal, not the opposite inference suggested by plaintiffs here." /35/

           Plaintiffs' second argument is that Christenson's conduct with respect to the challenged transaction is so inexplicable that it supports an inference that Lerdal controls him. I agree that the unusual nature of the corporate opportunity described in the complaint is properly considered in weighing whether or not Christenson is "conflicted" for purposes of considering a demand. However, this argument will be considered as part of the second part of my Rales inquiry, discussed below.

2. Is Christenson "Interested" in the Demand Itself?

           Although Christenson is neither interested in the challenged transaction nor beholden to Lerdal, the demand futility analysis is not complete. Is Christenson, by virtue of a "substantial threat" of personal liability, interested in the decision to bring the litigation, so as to leave him conflicted from impartially evaluating a demand? /36/ On the basis of the matters properly alleged in the complaint, I conclude that he is.

---------------------
/35/ See Rales, 634 A.2d at 937 (holding that director whose substantial compensation from his position with a different corporation may be controlled by an interested defendant is considered beholden, and conflicted from considering a demand).

/36/ In a way, this inquiry is related to the second prong of the Aronson test. Under Aronson, the court determines whether the defendant will enjoy the protection from liability that exists when the business judgment rule stands unrebutted. If those protections will not apply, the court will infer that the director will be unable to consider impartially the corporation's interest in bringing the litigation because of his own interest in avoiding that litigation. Relatedly, when there is no challenge to a business judgment, as is the case here, the question becomes whether the director faces a substantial threat of personal liability due to his alleged conduct or lack thereof.

           This case presents a highly unusual set of facts that color my decision on this motion. The complaint does not allege merely the opportunity to repurchase shares of stock at market price. Rather, the complaint alleges the forfeiture or usurpation of an opportunity for the corporation to realize a substantial windfall for the benefit of its stockholders.

           . The company's CEO learned that its 30% shareholder was anxious to sell its position and was willing to do so for next to nothing. The CEO wanted to buy the shares himself. The other members of the board of directors also learned of this opportunity and jointly considered purchasing it, in their personal capacities.

           . The CEO consulted with counsel and gave the other directors a series of reasons why the company could not buy the shares. The complaint alleges (in a conclusory fashion) that these reasons were false on their face and could not have been believed by the others, including Christenson. /37/ Moreover, it is alleged that Christenson (and, I infer, the board as a whole) "failed to obtain competent legal, financial or accounting advice." The CEO then convinced the others to let him take the deal alone. Those shares were allegedly worth many times the price paid for them, and are now worth over 8,000 times their cost to the CEO.

           Plaintiffs argue that Christenson faces a substantial threat of personal liability because his "inexplicable indifference to the interests of the Company in this matter . . . implicate[s] his duty of loyalty to Kenetech and . . . amounts to bad faith . . . ." Plaintiffs also argue that a
"director's duty of loyalty may also be implicated where directors who do

---------------------
/37/ The fact that the complaint is not particularly pleaded in this regard does not require dismissal. Rather, I consider only the particularly pleaded facts in the complaint, and analyze whether, as a matter of law, the hurdles identified by Lerdal are valid.

not benefit from a transaction nevertheless act with 'indifference to their duty to protect the interests of the corporation and its minority shareholders.'" /38/ Put simply, plaintiffs assert that no properly motivated director could have perceived this corporate opportunity and not thoroughly inquired into the company's ability to exploit it.

           Later in this opinion, I deny defendants' motion to dismiss the complaint for failure to state a claim for usurpation of a corporate opportunity. Suffice it to say for now that I am satisfied that the complaint does state a claim against all of the defendants relating to Lerdal's alleged usurpation of a corporate opportunity. Even applying Rule 23.1's heightened pleading standard, I conclude that the allegations of the complaint, if true, would establish that Christenson faces a "substantial likelihood" /39/ of personal liability for breach of fiduciary duty and aiding and abetting Lerdal's breach of duty. /40/

           In Broz v. Cellular Information Systems, Inc., the Supreme Court made clear that the failure to formally present an opportunity to the corporate board cannot be the sole basis for imposing liability. /41/ I take this to mean that, by analogy, a board's failure formally to consider an opportunity does not, alone, amount to a breach of duty on the directors' part. Nevertheless, the Kenetech board's apparent acceptance of Lerdal's assertions at face value, without conducting any independent analysis or seeking independent advice, tends to show a


---------------------
/38/ Pl. Ans. Br. at 13 (quoting Strassburger v. Earley, Del. Ch., C.A. No. 14267, Jacobs, V.C. (Jan. 27, 2000)).

/39/ Aronson, Del. Supr., 473 A.2d at 815.

/40/ "Defendants assert that because this court can simply require Lerdal to transfer the shares to the company as a remedy, Christenson does not face personal liability. Defendants misinterpret the complaint, which clearly requests, to the extent the stock cannot be transferred, that all of the defendants be held jointly and severally liable to Kenetech.

/41/ Del. Supr., 673 A.2d 148, 152, n. 5 (1996).

disregard for corporate interests. After all, independent accountants and lawyers may have been able to structure an acceptable transaction for Kenetech.

           In the context of the well-pleaded allegations of the complaint, particularly the highly valuable nature of the opportunity to Kenetech and its stockholders, I am satisfied that Christenson is "conflicted" for purposes of considering a demand. Since only half of the present board is capable of impartially considering a demand, such exercise is excused as futile.

C. Does the Complaint State a Claim for Usurpation of a Corporate Opportunity?

           Giving fair consideration to the arguments of the parties, I conclude that the complaint states a claim upon which relief can be granted, within the meaning of Rule 12(b)(6). Thus, I do not accept, at this stage of the proceedings, defendants' multiple explanations why the corporate opportunity doctrine is not relevant to this case.

           The basic framework of Delaware's corporate opportunity doctrine was laid down by the Delaware Supreme Court in Guth v. Loft, Inc., as follows:

           if there is presented to a corporate officer or director a business opportunity which the corporation is financially able to undertake, is, from its nature, in the line of the corporation's business and is of practical advantage to it, is one in which the corporation has an interest or a reasonable expectancy, and by embracing the opportunity, the self-interest of the officer or director will be brought into conflict with that of his corporation, the law will not permit him to seize the opportunity for himself. /42/

---------------------
/42/ Guth v. Loft, Inc., Del. Supr., 5 A.2d 503, 511 (1939).

Of course, as the Supreme Court recently recognized, because corporate opportunity cases arise in widely varying factual contexts, "[h]ard and fast rules are not easily crafted to deal with such an array of complex situations." /43/

           The peculiar facts of this case, involving a particularly striking "opportunity" for the corporation to benefit its stockholders, would seem to present a sufficiently substantial question of fiduciary misconduct to survive a motion to dismiss. Defendants advance several arguments, however, that they say require dismissal. First, defendants argue that because Kenetech did not have in place any policy or plan for repurchasing its stock, Kenetech had no cognizable expectancy in the Hillman offer. Next, defendants say that Section 160 of the DGCL, the contractual limitations in the Notes and the PRIDES Certificate of Designations barred Kenetech from repurchasing its own shares. Finally, defendants assert that the opportunity was presented to Lerdal in his individual capacity and not as a director. I take each argument in turn.

1. Kenetech's "Expectancy" in the Opportunity

           First, defendants argue that the Hillman offer was not the type of opportunity that Delaware law requires be presented to the corporation. Defendants say that because Kenetech had no share repurchase program in effect, Hillman's offer did not constitute an opportunity in the company's line of business. Defendants cite to Equity Corp. v. Milton, /44/ which can be read to stand for the proposition that a corporation may have no expectancy in receiving an opportunity to buy a block of its own stock at market prices. Unsurprisingly,

---------------------
/43/ Broz v. Cellular Information Systems, Inc., Del Supr., 673 A.2d 148, 155
(1996).

/44/ Del. Supr., 221 A.2d 494 (1966).

neither that case nor any other holds that a Delaware corporation has no expectancy in being presented with an opportunity to repurchase a large block of its own stock for little or no consideration (thus providing nearly cost-free returns to its stockholders). And I need no authority to conclude otherwise.

           The question, then, is whether plaintiffs allege that Kenetech could have taken advantage of that opportunity.

2. Section 160

           A Delaware corporation may not repurchase its own shares "when the capital of the corporation is impaired or when such purchase or redemption would cause impairment of the capital of the corporation." /45/ A surplus exists (meaning that the capital is not impaired) when the net assets of a corporation exceed its total liabilities." /46/ Defendants argue that Kenetech's capital was impaired in the amount of $131,710,000. Thus, Kenetech could not purchase Hillman's shares even if it wanted to do so.

           At first blush, this is a substantial imppediment to Kenetech's ability to take advantage of the opportunity presented. Nevertheless, the well-pleaded allegations of the complaint, taken as true, show that this balance sheet capital account deficit would not have prevented Kenetech from acting. This is so because the Eco-Electrica project was being carried at a low book value and, it is alleged, Christenson and the rest of the board believed that its actual worth could exceed $200 million. Further, on December 15, 1997, Kenetech obtained financing for the project, thus making more likely an ultimate realization of a substantial sale price for the asset.

---------------------
/45/ 8 Del. C. (S)160(a)(1).

/46/ (S)154.

           The complaint alleges that if the board revalued its assets to reflect the market value of Eco-Electrica, it could have eliminated the capital deficit and, thus, avoided the obstacle to a repurchase presented by Section 160 (a). Certainly, a corporation may "revalue properly its assets and liabilities to show a surplus and thus conform to the statute." /47/ For these reasons, neither Lerdal nor the other defendants can claim at this stage that
Section 160 really represented a barrier to a $1,000 stock repurchase by Kenetech.

3. The Senior Notes Restriction


           Because of its default in payment on the Senior Notes, Kenetech was contractually restricted from repurchasing its own shares for value. Defendants argue that this contractual provision barred Kenetech from taking advantage of the Hillman offer. Yet, the Senior Notes holders had already waived their rights in allowing bonus payments in excess of $1 million to Kenetech's officers. Thus, the complaint alleges, there was reason to believe that the holders of the Senior Notes would not have objected to Kenetech's paying $1,000 to repurchase the Hillman block of common stock. Additionally, the restrictions found in the Senior Notes Indenture are not necessarily as forbidding as defendants suggest. For example, Kenetech could complete "any purchase or redemption . . . made by exchange for, or out of the substantially concurrent sale of, Capital Stock of the Company." /48/ At least at this stage of the proceeding, it is fair to infer that some means of effectuating the transaction without violating the Senior Notes Indenture could have been arranged by a properly motivated and counseled board of directors.

---------------------
/47/ Klang v. Sinith's Food & Drug Centers, Inc., Del. Supr., 702 A.2d 150, 154
(1997).

/48/ Bracegirdle Aff., Ex. A (S)10.09, P 2.

           I recognize that in Broz, the Supreme Court held on post-trial appeal that the corporation could not take the opportunity presented, in part because certain note restrictions "severely limited the discretion of CIS as to the acquisition of new assets and substantially restricted the ability of CIS to incur new debt." /49/ That may, ultimately, prove to be the case here too. But in the context of this motion to dismiss, I draw a contrary inference based on the well-pleaded allegations of the complaint and the terms of the Indenture." /50/

4. The PRIDES Certificate

           Since Kenetech was in arrears in paying dividends on the PRIDES, Kenetech was prohibited by Section 2(c) of the PRIDES Certificate of Designations from repurchasing its own shares. Pertinently, this provides that "no shares of any Junior Stock may be purchased, redeemed, or otherwise acquired by the Corporation or any of its subsidiaries (except in connection with a reclassification or exchange of any Junior Stock through the issuance of other Junior Stock . . .)" whenever full dividends on the PRIDES have not been paid.

           Of course, reliance on this provision to require dismissal of plaintiffs' claim requires a certain ironic sensibility. The restriction against common share repurchases was undoubtedly included in the PRIDES certificate to protect the holders of those "senior" securities against depredation by the "junior", i.e., common, stockholders. Yet, based on the well-pleaded allegations of the complaint, I must conclude at this stage of the proceedings that the PRIDES holders were substantially harmed by Kenetech's failure to purchase the

---------------------
/49/ Del. Supr., 673 A.2d at 155.

/50/ Because I reach this conclusion, I find it unnecessary to address plaintiffs' argument that the directors' fiduciary duties might have required them to authorize a breach of either the indenture or the PRIDES certificate of designation as a matter of economic efficiency.

Hillman block of shares. This is so because the PRIDES were facing mandatory conversion into common shares on May 14, 1998. Had the repurchase and retirement of the Hillman block reduced the amount of outstanding common, the PRIDES holders would have received in the mandatory conversion a substantially greater percentage of the common equity.

           As with the Senior Notes Indenture, I am unable, at this stage of the case, to conclude with assurance that the PRIDES Certificate of Designation presented such an obstacle to Kenetech's repurchase of the Hillman block as to require dismissal. In this regard, I rely in part on the fact that the PRIDES Certificate is a part of the corporation's Certificate of Incorporation and is subject to amendment in accordance with Section 242 of the DGCL. Defendants are correct that a repurchase in violation of the Certificate would constitute an ultra vires act. However, as plaintiffs point out, Kenetech could have tried to get an amendment of the Certificate between October and December 1997. Alternatively, had the board actually considered its options and obtained advice, skilled counsel might have suggested some other mechanism to avoid the problems posed by the Certificate. Put simply, the Certificate does not present such a clear barrier to taking the opportunity as to require dismissal of the complaint. Rather, plaintiffs must be given the opportunity to prove their allegation.

5. The Capacity in which Lerdal Received the Offer

           The complaint does not expressly allege that Lerdal became aware of the opportunity to purchase the Hillman block in his capacity as a President and CEO of Kenetech. Nevertheless, considering all of the relevant well-pleaded allegations of the complaint, it is fair to draw such an inference. For example, paragraph 12 alleges that "[o]n or about October of 1997, Lerdal was advised that a stockholder of Kenetech, Hillman

Company, was shopping the [block] and was going to sell [it] in 1997." The same paragraph goes on to allege that "the other individual Defendants were also advised that the [block] was for sale and considered jointly purchasing it."

           When questioned at oral argument, defendants' counsel properly conceded that in the circumstances, it is reasonable to infer that the offer was made to Lerdal specifically because he was the President and CEO of the Company. Thus, I will not consider this argument further.

                                     * *  *

           For the reasons stated above, plaintiffs adequately allege against Lerdal a claim for improper usurpation of a corporate opportunity. For the same reasons, I conclude that it states a claim for relief against the other defendants who knowingly acquiesced in Lerdal's alleged usurpation and failed to takes steps to protect Kenetech's interest in purchasing the shares itself.

                                 V. CONCLUSION

           In summary, plaintiffs have established that demand under Court of Chancery Rule 23.1 is excused because they have shown that half of the present Kenetech board is unable to impartially consider any such demand. Further, I conclude that the complaint states a claim upon which relief may be granted against each person named as a defendant. Accordingly, I have today entered the attached order denying the motion to dismiss in all respects. Counsel are directed to confer and to report to the Court within thirty (30) days on a schedule for the disposition of this matter.

                                                   /s/ Stephen P. Lamb
                                          -------------------------------------
                                                     Vice Chancellor

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

ROBERT L. KOHLS and LOUISE A. KOHLS

      Plaintiffs,

    v.

ANGUS M. DUTHIE, MARK D. LERDAL,
GERALD R. ALDERSON, and CHARLES              Civil Action No. 17762-NC
CHRISTENSON,

      Defendants, and

KENETECH CORPORATION,

      Nominal Defendant.


                                     ORDER

           For the reasons stated in the Court's Memorandum Opinion dated July 26, 2000, the defendants' Motion to Dismiss IS HEREBY DENIED.

                                                   /s/ Stephen P. Lamb
                                          -------------------------------------
                                                     Vice Chancellor

Dated: July 26, 2000